Filed Pursuant to Rule 424(b)(3)

Registration No. 333-297329

PROSPECTUS

Leef Brands, Inc.

81,555,686 Common Shares

This prospectus relates to the proposed resale by the selling security holders named in this prospectus or their permitted assigns of up to 81,555,686 common shares, no par value per share which amount consists of (i) 49,051,542 common shares outstanding as of the date of this prospectus, and (ii) an aggregate of 32,504,144 common shares issuable upon exercise of common stock purchase warrants, or the Purchase Warrants, issued in connection with private placements of our common shares to certain of our selling security holders.

We are not selling any common shares under this prospectus and will not receive any proceeds from the sale of common shares by the selling security holders. Upon the cash exercise of purchase warrants, we will receive the exercise price of such warrants for an aggregate of approximately $7.0 million. The selling security holders will bear all commissions and discounts, if any, attributable to the sale of the common shares. We will bear all costs, expenses and fees in connection with the registration of the common shares.

Because our common shares are quoted on the OTCQB and the Canadian Securities Exchange, the selling security holders may sell their shares at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. For additional information regarding the methods of sale, refer to the section entitled ‘Plan of Distribution’ on page 68, and for a list of the selling security holders, you should refer to the section of this prospectus entitled “Selling Security Holders” on page 66.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and we have elected to adopt certain reduced public company reporting requirements.

Our common shares are quoted on the Canadian Securities Exchange (“CSE”) under the symbol “LEEF” and on The OTC Market Group, Inc.’s Venture Market tier, or the OTCQB, under the symbol “LEEEF”. The last reported price of our common stock on July 23, 2026, was $0.21 per share.

Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 24, 2026.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. This is not an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

We further note that the representations, warranties and covenants made by us in any document that is filed as an exhibit to the registration statement of which this prospectus is a part and in any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

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NOTE REGARDING INDUSTRY AND MARKET DATA

Within this prospectus, we reference information and statistics regarding the cannabis industry, and the cannabis marketplace. We have obtained this information and statistics from various independent third-party sources, including independent industry publications and groups, reports by market research firms and other independent sources. Some data and other information contained in this prospectus are also based on our estimates and calculations, which are derived from our review and interpretation of internal company research, surveys and independent sources. Data regarding the industries in which we compete or expect to compete in the future and our market position and market share within this industry are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe such data generally indicate size, position and market share within these industries in which we compete or expect to compete in the future. While we believe our internal company research, surveys and estimates are reliable, such research, surveys and estimates are subject to significant uncertainties. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.” As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. We cannot guarantee the accuracy or completeness of any such information contained in this prospectus.

NOTE REGARDING TRADEMARKS, TRADENAMES AND SERVICE MARKS

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our businesses. Some of the more important trademarks that we own or have rights to use that appear in this prospectus include logos, attached below.

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PROSPECTUS SUMMARY

This summary highlights selected information included elsewhere in this prospectus and does not contain all of the information you should consider before buying shares of our common shares. You should read the entire prospectus carefully, especially the “Risk Factors” section and financial and the related notes appearing at the end of this prospectus before deciding to invest in shares of our common shares. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” Unless the context requires otherwise, references in this prospectus to “our company,” “we,” “us” and “our” refer to Leef Brands, Inc., a British Columbia corporation, and its subsidiaries noted herein.

Our Company

Leef Brands, Inc. (“LEEF,” “we,” “our” or the “Company”) was incorporated on September 15, 2011, under the laws of the province of British Columbia and is registered extra-provincially under the laws of Ontario. The Company is a cannabis branded products manufacturer based in California. LEEF is a public company whose common shares are listed for trading on the Canadian Securities Exchange (“CSE”) under the symbol “LEEF”.

On April 20, 2022, the Company acquired all of the common stock of LEEF Holdings, Inc. (“LEEF Holdings”). LEEF Holdings is a cannabis extraction company located in the state of California and provides bulk concentrate to cannabis brands in the state of California. LEEF Holdings manufacturing capabilities include a 12,000 square foot extraction and manufacturing facility with significant throughput and distillate extraction capability. Core manufacturing competencies include ethanol extraction (Type 6 manufacturing license), hydrocarbon extraction (Type 7 manufacturing license), and solventless extraction. LEEF Holdings received a 179.9 acre cultivation land use permit, which will result in it owning one of the largest cannabis cultivation site in the state of California.

Our Business

LEEF Brands, Inc. is a vertically integrated cannabis extraction and manufacturing operator based in California. The Company is focused on the production and sale of bulk cannabis concentrates to leading brands in the California and New York cannabis markets. With cutting-edge processing facilities and a large-scale cultivation strategy, LEEF supports both B2B partnerships and brand-driven concentrate supply. We operate three primary production lines: ethanol (distillate oil), hydrocarbon, and solventless extraction. Our business model centers on supplying high-quality cannabis concentrates to other brands and retailers in the recreational cannabis market.

Since acquiring a 1,900-acre property in Santa Barbara County in 2023, LEEF has built a vertically integrated cannabis platform spanning cultivation, extraction, and manufacturing. LEEF’s initial 57 acres of cultivation planted in 2025 on Salisbury Canyon Ranch mark a pivotal shift—allowing LEEF to grow its own biomass and reduce input costs by an estimated 40–60%; construction of the full cultivation build-out is expected to be completed by the fall of 2026, with the full 179.9 acres planted in 2027.

On the extraction front, the Company operates state-of-the-art closed-loop facilities capable of producing more than 1 million pounds of concentrates annually. In early 2025, it executed expansions across all three extraction lines—ethanol (+66%), solventless (+50%), and hydrocarbon (+38%). According to the California Cannabis Market Outlook 2024 Report (commissioned by the California Department Cannabis Control), the regulated (licensed) cannabis segment continues to supply approximately 40 % of the total cannabis consumption in California, with the balance met by unlicensed sources. Industry sources estimate that California’s legal cannabis retail market in 2024 approached USD $4.66 billion. A third-party market research provider (Stellar MR) estimates that in 2024, flowers accounted for ~57 % of market value, with concentrates ~42%. Based on a projected growth trajectory (e.g. from Grand View Research’s implied CAGR of 9.4 % from 2024 onward), we believe the California legal cannabis market for 2025 may exceed USD $6.5 billion (which implies continued growth in downstream demand for concentrates).

In this context, our 2025 bulk concentrate-based (extracts, oils, vapors) sales to California and New York brands of USD $31.3 million highlight our positioning in a high-value segment of a multi-billion dollar market.

LEEF’s revenue model centers on bulk B2B concentrate supply, providing extracted products to major brands across California and New York. While the California cannabis market has experienced significant price compression in recent years, putting downward pressure on average selling prices and gross margins, the Company grew revenue 22% in 2025 to $34.8 million by expanding B2B volume and entering the New York market. To address margin pressure, the Company commenced cultivation at its Salisbury Canyon Ranch property, bringing key portions of its biomass supply chain in-house. The impact was immediate and measurable — gross margins expanded from 27% in 2024 to 30% in 2025, with the second half of the year reaching 41%. Vertical integration of cultivation and extraction is expected to continue reducing input costs and enhancing gross margins as production at the Ranch scales toward its full 179.9 licensed acres.

In becoming a vertically integrated cannabis enterprise, we now own our own cultivation operation, continue to operate advanced extraction facilities, and focus on our largest revenue stream of B2B concentrate sales. With cost-efficient cultivation, growing throughput, the expectation of strong financial performance, and the ability to generate considerable asset value, LEEF is well-positioned to capitalize on scaling opportunities across California and beyond.

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Industry Background

The legal cannabis industry emerged as a response to growing public support for medical and adult-use legalization, along with recognition of its economic potential. The transition from prohibition to regulation has occurred in phases, primarily through state-level reforms. Medical Cannabis is legal in 40 U.S. states and dozens of countries, starting with California’s Prop 215 (1996). Adult-Use (Recreational) is legal in 24+ U.S. states, Canada (2018), Germany (2024), and several LATAM and African nations. Cannabis remains a Schedule I drug under federal law, creating challenges for banking, taxation (280E), and interstate commerce. Rescheduling & SAFE Banking legislation are under consideration, which may accelerate investment and infrastructure growth.

The historical challenges and risks lie in banking, taxation (280E), and interstate commerce being limited. There is regulatory inconsistency and a patchwork of laws across states and countries. The market is facing oversupply and price compression, particularly in mature markets like California and Oregon. There still remains an illicit market competition, which is persisting due to price advantages and limited enforcement. Further the industry has seen capital constraints with public cannabis companies often facing underperformance and funding challenges.

Management believes that the best way to capture this growing market is by aggressively expanding our operations through organic growth, increased multi-state operations, and acquisition. Opportunities lie with future rescheduling to unlock institutional investment and interstate trade, consolidation of the market with M&A and distressed asset acquisitions offering growth paths for strong operators, and demand for low-impact growing methods and traceable supply chains by utilizing sustainability and technology.

Our Competitive Strengths

Our competitive edge in the legal cannabis industry focuses on the Company blending powerful vertical integration, advanced extraction capability, and strategic multi-state growth with savvy cost management. Further our B2B-oriented approach, tech adoption, and what we perceive as undervalued market position make us a strong contender in the cannabis extraction and concentrate space.

Using our cultivation-to-extract model through direct ownership and operation of our 1,900-acre ranch with plans, dramatically cuts biomass costs and boosts margins, giving full supply-chain control. As mentioned later in this prospectus, our strategic cultivation partnerships bring experts to assist with growing and focus on quality as it relates to our extraction business.

Our cultivation process feeds directly into our scaled extraction capacity and technology. We have multi-platform extraction and a closed loop design. Utilizing our in house IP, we enhance yields and reduce the amount of volume prior to extraction and preserve potency, which is highly sought after in the California market.

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Our Growth and Marketing Strategy

Our leaders have a shared vision for success. Our management team is among the most diverse in the industry, bringing years of real-world experience, keen insight, and a shared vision to LEEF. We’ve brought together a large group of cannabis product development talent with experience in multiple legal jurisdictions and an operations team with 25+ years of experience scaling cannabis manufacturing businesses.

Focusing on vertical integration through cultivation assets with our Salisbury Canyon Ranch will produce its own biomass—cutting raw material costs by an estimated 40–65% and boosting margin control. Further cultivation partnerships and collaboration with cultivation expertise ensures high-quality supply and operational efficiency. The ownership of the supply chain helps stabilize prices, reduce dependency on external suppliers, and enhance cost control providing strategic payoff.

The elements of our growth strategy start with our commitment to continuous capital reinvestment into our Company, its subsidiaries and our strategic industry partners. We aim to lead by example and set the pace for our industry in order to attract the leading cannabis brands to join us as stakeholders. This is the core that allows stakeholder’s growth in growing markets

By emphasizing supply reliability, product consistency, and thought leadership, LEEF strengthens its brand equity within the industry. With continued focus on capital strategy and supporting sustainable expansion we can mitigate dilution and leverage digital assets. This can further position the Company to methodically scaling extraction and cultivation capacity to tighten margin controls and fuel revenue growth.

The Company combines vertical integration, production scaling, strategic partnerships, disciplined finance, and market positioning into a coherent growth strategy. It’s engineered to thrive as a foundational extraction partner and become a Coast to Coast Multi State Operator (“MSO”) powerhouse.

Risks Associated with Our Business

Our business is subject to numerous risks, which are more fully described in the section entitled “Risk Factors” beginning on page 7 of this prospectus. You should read these risks before you invest in our common shares. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy.

As a result of these risks and other risks described under “Risk Factors,” there is no guarantee that we will experience growth or profitability in the future.

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Recent Developments

There are several trends that provide opportunities and risks for the Company:

● Growing demand from health-conscious individuals, Gen Z, and older adults for low-dose, non-smoking formats (e.g., edibles, tinctures, topicals). As of 2025, 24 US states plus the District of Columbia have legalized recreational cannabis. Consumption among aging adults is rising. There are risks associated with emerging studies showing increased cardiovascular risks—even from non-smoking forms—prompting calls for health warnings and tighter regulation.

● The mergers and acquisitions market offers growth potential for larger, well-financed firms. As midsize players exit, scale becomes essential. On the contrary, oversupply and saturation in mature markets (e.g., California) is compressing prices—retail prices have fallen ~32% since 2021.

● Premium, rigorously tested products that guarantee safety (pesticide-free, accurate dosage) can command higher margins, and consumer trust provide manufacturers such as our Company a unique opportunity in an overly saturated market.

● Potential rescheduling (“Schedule III”) and SAFE Banking Act progress may unlock better financial access and insurance products. Until then, cannabis businesses operate in a cash-heavy environment and face high insurance premiums, limited coverage, and complex regulation.

Our Corporate Information

The Company was founded as Leef Holdings in July 2018 in La Jolla, California. On April 20, 2022, the Company effectively merged with Icanic Brands, Inc, a publicly listed Canadian company and began operating as Leef Brands, Inc., a British Columbia Corporation.

Our principal executive offices are located at Suite 2500 Park Place, 666 Burrard Street Vancouver, BC V6C 2X8, Canada. Our telephone number is 416-797-6455. Our Internet website address is www.leefbrands.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We refer to the Jumpstart Our Business Startups Act of 2012 in this prospectus as the “JOBS Act,” and references in this prospectus to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

●reduced disclosure about our executive compensation arrangements;

●no requirement that we hold non-binding advisory votes on executive compensation or golden parachute arrangements; and

●exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We have elected to adopt certain reduced disclosure requirements for purposes of the registration statement of which this prospectus is a part. In addition, for so long as we qualify as an emerging growth company, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the Securities and Exchange Commission, or SEC, and proxy statements that we use to solicit proxies from our shareholders. As a result, the information contained in this prospectus and in our periodic reports and proxy statements may be different than the information provided by other public companies.

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In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates for new or revised accounting standards.

For certain risks related to our status as an emerging growth company, see the section titled “Risk Factors—Risks Related to Our Common Shares and this Offering —We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our shares of common shares less attractive to investors.”

We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

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The Offering

Securities offered by the selling security holders:	81,555,686 common shares.

Common shares outstanding prior to this offering:	305,353,006 shares, as of June 16, 2026.

Common shares to be outstanding after this offering:	305,353,006 shares, which gives effect to the shares of common shares offered under this prospectus.

CSE symbol:	LEEF

OTC symbol:	LEEEF

Use of Proceeds:	We will not receive any of the proceeds from the sale of the common shares being offered under this prospectus. However, upon the cash exercise of the Purchase Warrants for an aggregate of 32,504,144 common shares, we will receive the exercise price of the Purchase Warrants, or an aggregate of approximately $7.0 million. See “Use of Proceeds.”

Risk Factors:	There are many risks related to our business, this offering and ownership of the common shares that you should consider before you decide to buy the common shares in this offering. You should read the “Risk Factors” section beginning on page 7, as well as other cautionary statements throughout this prospectus, before investing the common shares.

The number of common shares that will be outstanding upon the completion of this offering is based on the 305,353,006 shares outstanding as of June 16, 2026, and excludes the following:

●96,156,458 common shares issuable upon the exercise of outstanding stock warrants as of June 16, 2026, with a weighted-average exercise price of $0.23 per share.

●any additional common shares we may issue from time to time after that date.

Unless otherwise indicated, all information in this prospectus assumes no exercise of outstanding options and warrants.

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RISK FACTORS

Investing in shares of our common shares involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes thereto appearing at the end of this prospectus, before making your decision to invest in shares of our common shares. We cannot assure you that any of the events discussed in the risk factors below will not occur. These risks could have a material and adverse impact on our business, results of operations, financial condition or prospects. If that were to happen, the trading price of our common shares could decline, and you could lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements” for information relating to these forward-looking statements.

Risks Related to Our Financial Condition and Need for Additional Capital

We have incurred net losses and cannot assure you that we will achieve or maintain profitable operations.

Our net loss was $17.6 million for the year ended December 31, 2025, and $24.6 million for the year ended December 31, 2024. We may continue to incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications, delays and other unknown events.

We anticipate that our operating expenses will increase substantially in the foreseeable future as we undertake increased development and production efforts to support our business and increase our marketing and sales efforts to drive an increase in the number of our product offerings and an increase in customers purchasing our products and services. These expenditures may make it more difficult to achieve and maintain profitability. In addition, our efforts to grow our business may be more expensive than we expect, and we may not be able to generate sufficient revenue to offset increased operating expenses. If we are forced to reduce our expenses, our growth strategy could be compromised. To offset these anticipated increased operating expenses, we will need to generate and sustain significant revenue levels in future periods in order to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability.

Accordingly, we cannot assure you that we will achieve sustainable operating profits as we continue to expand our infrastructure, further develop our marketing efforts, and otherwise implement our growth initiatives. Any failure to achieve and maintain profitability would have a materially adverse effect on our ability to implement our business plan, our results and operations, and our financial condition, and could cause the value of our common shares to decline, resulting in a significant or complete loss of your investment.

We may need to raise additional capital to fund new products and further expand our existing operations.

The Company anticipates that it will need to raise additional capital immediately in order to continue to fund its operations and to meet its contractual obligations. These conditions raise substantial doubt about our ability to continue as a going concern within the twelve-month period following the date of this prospectus. If our available cash balances and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, we may seek to sell common or preferred equity or convertible debt securities, enter into a credit facility or another form of third-party funding, or seek other debt financing.

We may consider raising additional capital in the future to further expand our business, to pursue strategic investments, to take advantage of financing opportunities, or for other reasons. We expect that we will need additional liquidity and capital resources through debt and/or equity financings to fulfill our anticipated future product development efforts and product backlog. We may not be able to obtain adequate financing in a timely manner, on commercially reasonable terms or at all. Our failure to raise sufficient capital in a timely manner will restrict our growth and hinder our ability to compete. Our failure to obtain timely and adequate capital could have a material adverse effect on our business, financial condition and results of operations.

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No assurances can be given that we will be successful in obtaining additional financing in the future. Any future financing that we may obtain may cause significant dilution to existing shareholders. Any debt financing or other financing of securities senior to our common shares that we are able to obtain will likely include financial and other covenants that will restrict our flexibility. At a minimum, we expect these covenants to include restrictions on our ability to pay dividends on our common shares. Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

If adequate funds are not available, we may be required to delay, scale back or eliminate portions of our operations and product development efforts or to obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain of our technologies or potential products or other assets. Accordingly, the inability to obtain such financing could result in a significant loss of ownership and/or control of our proprietary technology and other important assets and could also adversely affect our ability to fund our continued operations and our development efforts and adversely affect our business.

Risks Related to Our Common Shares and This Offering

The price of our common shares has been, and is likely to be, volatile, and you could lose all or part of your investment.

The trading price of our common shares has been, and is likely to be, volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in the “Risk Factors” section and elsewhere in this prospectus, these factors include, without limitation:

●competition from existing technologies and products or new technologies and products that may emerge;

●the loss of customers;

●actual or anticipated variations in our quarterly operating results;

●failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

●our cash position;

●announcement or expectation of additional financing efforts;

●issuances of debt or equity securities;

●our inability to successfully enter new markets or develop additional products;

●actual or anticipated fluctuations in our competitors’ operating results or changes in their respective growth rates;

●sales of our common shares by us, or our shareholders, in the future;

●trading volume of our common shares on the OTC;

●market conditions in our industries;

●overall performance of the equity markets and general political and economic conditions;

●introduction of new products or services by us or our competitors;

●additions or departures of key management, scientific or other personnel;

●publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities or industry analysts;

●changes in the market valuation of similar companies;

●disputes or other developments related to intellectual property and other proprietary rights;

●changes in accounting practices;

●significant lawsuits, including shareholder litigation; and

●other events or factors, many of which are beyond our control.

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Furthermore, the public equity markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including ours. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common shares. As a result, you may not realize any return on your investment in us and may lose some or all of your investment.

There is a limited trading market for our common shares.

Although our common shares are listed on the CSE and quoted on the OTC, the OTC is an unorganized, inter-dealer, over-the-counter market which provides significantly less liquidity than The Nasdaq Capital Market or other national securities exchanges. This may have an adverse impact on the trading and price of our common shares. The CSE also provides significantly less liquidity than U.S. national securities exchanges.

We do not anticipate paying cash dividends, and accordingly, shareholders must rely on stock appreciation for any return on their investment.

We have never declared or paid cash dividends on our shares. We intend to retain a significant portion of our future earnings, if any, to finance the operations, development and growth of our business. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. As a result, only appreciation of the price of our common shares, which may never occur, will provide a return to shareholders.

If securities or industry analysts do not publish research or reports or publish inaccurate or unfavorable research or reports about our business, our share price and trading volume could decline.

The trading market for our common shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If no securities or industry analysts commence coverage of our company, the trading price for our common shares may be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our common shares, changes their opinion of our shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common shares could decrease and we could lose visibility in the financial markets, which could cause our share price and trading volume to decline.

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We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this annual filing, our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have total annual gross revenue of $1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, in which case we would no longer be an emerging growth company immediately. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

Under the JOBS Act, emerging growth companies also can delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates for new or revised accounting standards.

Raising additional capital, including through future sales and issuances of our common shares, or warrants could result in additional dilution of the percentage ownership of our shareholders, could cause our share price to fall and could restrict our operations.

We expect that significant additional capital will be needed in the future to continue our planned operations, including any potential acquisitions, hiring new personnel and continuing activities as an operating public company. To the extent we seek additional capital through a combination of public and private equity offerings and debt financings, our shareholders may experience substantial dilution. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing shareholders may be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our shareholders. Debt and receivables financings may be coupled with an equity component, such as warrants to purchase our common shares, which could also result in dilution of our existing shareholders’ ownership. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. A failure to obtain adequate funds may cause us to curtail certain operational activities, including sales and marketing, in order to reduce costs and sustain the business, and would have a material adverse effect on our business and financial condition.

Our issuance of preferred shares could adversely affect the market value of our common shares.

Our board of directors has the authority to cause us to issue, without any further vote or action by the shareholders, preferred shares in one or more series, designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions of any such series of preferred shares, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series subject to the special rights and restrictions set out in our articles, including the limitation that holders of preferred shares shall not, as such, have any right to vote at a general meeting of the Company.

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The issuance of additional preferred shares with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred shares could adversely affect the market price for our common shares by making an investment in the common shares less attractive. For example, investors in the common shares may not wish to purchase common shares at a price above the conversion price of a series of convertible preferred shares because the holders of the preferred shares would effectively be entitled to purchase common shares at the lower conversion price causing economic dilution to the holders of common shares. As of the date of this prospectus, 11,204,376 shares of Series A-1 Preferred Shares (as defined below) are issued and outstanding.

Indemnification of our officers and directors may result in substantial expenditures by us.

Our articles require us to indemnify our directors and officers to the fullest extent permitted by British Columbia law. We have entered into indemnification agreements with our directors and officers to provide such indemnification rights. This limitation does not affect the availability of equitable remedies, such as injunctive relief or rescission. Under British Columbia law, we may indemnify our directors or officers or other persons who were, are or are threatened to be made a named defendant or respondent in a proceeding because the person is or was our director, officer, employee or agent, if we determine that the person: (a) conducted himself or herself in good faith, reasonably believed, in the case of conduct in his or her official capacity as our director or officer, that his or her conduct was in our best interests, and, in all other cases, that his or her conduct was at least not opposed to our best interests; and (b) in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

These persons may be indemnified against expenses, including attorneys’ fees, judgments, fines, excise taxes and amounts paid in settlement, actually and reasonably incurred by the person in connection with the proceeding. If the person is found liable to the corporation, no indemnification will be made unless the court in which the action was brought determines that the person is fairly and reasonably entitled to indemnity in an amount that the court will establish. The foregoing indemnification obligations could result in us incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and the resulting costs may also discourage us from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit us and our shareholders.

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Risks Related to the Industry and the Company’s Business

Cannabis continues to be a controlled substance under the CSA.

In addition to federal regulation, cannabis is also regulated at the state level in the United States. To the Company’s knowledge, there are to date a total of 47 states, plus the District of Columbia, Puerto Rico and Guam that have legalized or decriminalized cannabis in some form (including hemp). Notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis and THC continue to be categorized as controlled substances under the CSA and as such, violate federal law in the United States.

The United States Congress has passed appropriations bills each of the last three years that have not appropriated funds for prosecution of cannabis offenses of individuals who are in compliance with state medical cannabis laws. American courts have construed these appropriations bills to prevent the U.S. federal government from prosecuting individuals when those individuals comply with state law relating to approved medical uses. However, because this conduct continues to violate U.S. federal law, American courts have observed that should Congress at any time choose to appropriate funds to fully prosecute the CSA, any individual or business - even those that have fully complied with state law - could be prosecuted for violations of U.S. federal law. And if Congress restores funding, the government will have the authority to prosecute individuals for violations of the law that took place before received funding under the CSA’s five-year statute of limitations.

Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of cannabis licenses in the United States, its financial position, operating results, profitability or liquidity or the market price of its Common Shares. In addition, it is difficult to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

The approach to the enforcement of Regulated Cannabis laws may be subject to change or may not proceed as previously outlined.

As a result of the conflicting views between states and the federal government regarding cannabis, investments in Regulated Cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed on August 29, 2013 when then Deputy Attorney General, James Cole, authored the 2013 Cole Memorandum addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several U.S. states have enacted laws relating to cannabis for medical purposes.

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The 2013 Cole Memorandum outlined certain priorities for the DOJ relating to the prosecution of cannabis offenses. In particular, the 2013 Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of Regulated Cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the DOJ has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the 2013 Cole Memorandum standard.

In light of limited investigative and prosecutorial resources, the 2013 Cole Memorandum concluded that the DOJ should be focused on addressing only the most significant threats related to cannabis. States where Medical-Use Cannabis had been legalized were not characterized as a high priority. In March 2017, then newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the 2013 Cole Memorandum had merit; however, he disagreed that it had been implemented effectively and, on January 4, 2018, Attorney General Jeff Sessions authored the Sessions Memorandum, which rescinded all “previous nationwide guidance specific to marijuana enforcement,” including the 2013 Cole Memorandum. The Sessions Memorandum rescinded previous nationwide guidance specific to the prosecutorial authority of United States attorneys relative to cannabis enforcement on the basis that they are unnecessary, given the well-established principles governing federal prosecution that are already in place. Those principals are included in chapter 9.27.000 of the United States Attorneys’ Manual and require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.

As a result of the Sessions Memorandum, federal prosecutors will now be free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and resultantly it is uncertain how active federal prosecutors will be in relation to such activities. Furthermore, the Sessions Memorandum did not discuss the treatment of Medical-Use Cannabis by federal prosecutors.

Former U.S. Attorney General Jeff Sessions resigned on November 7, 2018. Nonetheless, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, even under a Trump Administration’s DOJ or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to cannabis and THC (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.

FDA rulemaking related to Medical-Use Cannabis and the possible registration of facilities where Medical-Use Cannabis is grown could negatively affect the Medical-Use Cannabis industry, which would directly affect our financial condition.

Should the federal government legalize Medical-Use Cannabis, it is possible that the FDA would be tasked by Congress to regulate it under the FDCA. Additionally, the FDA may issue rules and regulations including current good manufacturing practices, or GMPs, related to the growth, cultivation, harvesting and processing of Medical-Use Cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where Medical-Use Cannabis is grown register with the FDA and comply with certain federal regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the Medical-Use Cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate our business in its current form or at all.

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U.S. state regulatory uncertainty may adversely impact the Company.

There is no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed, amended or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, the Company’s business or operations in those states or under those laws would be materially and adversely affected. Federal actions against any individual or entity engaged in the cannabis industry, or a substantial repeal of cannabis related legislation could adversely affect the Company, its business and its assets or investments.

Certain U.S. states where medical and/or Adult-Use Cannabis is legal have or are considering special taxes or fees on the cannabis industry. It is uncertain at this time whether other states are in the process of reviewing such additional taxes and fees. The implementation of special taxes or fees could have a material adverse effect upon the businesses, results of operations and financial condition of the Company.

The Company may be subject to applicable anti-money laundering laws and regulations.

Given the nature of its business, the Company may be subject to a variety of laws and regulations in Canada and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada. Banks often refuse to provide banking services to businesses involved in the U.S. cannabis industry due to the present state of the laws and regulations governing financial institutions in the United States. The lack of banking and financial services presents unique and significant challenges to businesses in the cannabis industry. The potential lack of a secure place in which to deposit and store cash, the inability to pay creditors through the issuance of cheques and the inability to secure traditional forms of operational financing, such as lines of credit, are some of the many challenges presented by the unavailability of traditional banking and financial services.

In the event that any of the Company’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, affect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while there are no current intentions to declare or pay dividends on the Common Shares in the foreseeable future, in the event that a determination was made that the Company’s proceeds from operations (or any future operations or investments in the United States) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

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U.S. border officials could deny entry into the U.S. to employees of or investors in companies with cannabis operations in the United States.

Because cannabis remains illegal under U.S. federal law, those non-U.S. citizens employed at or investing in legal and licensed cannabis companies could face detention, denial of entry or lifetime bans from the United States for their business associations with U.S. cannabis businesses. Entry of non-U.S. citizens happens at the sole discretion of the U.S. Customs and Border Protection (“CBP”) officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The Government of Canada warns travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal laws, could mean denial of entry to the U.S. In addition, business or financial involvement in the legal cannabis industry in the United States could also be reason enough for U.S. border guards to deny entry. On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that CBP enforcement of United States laws regarding controlled substances has not changed and because cannabis continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal cannabis industry in U.S. states where it is deemed legal may affect admissibility to the U.S. As a result, CBP has affirmed that, a Canadian citizen coming to the U.S. for reasons related to the cannabis industry may be deemed inadmissible.

The Company may have difficulty accessing the services of banks, which may make it difficult to operate its business.

The Company may have trouble accessing services of financial institutions. For example, in February 2014, FinCEN issued the FinCEN Memorandum (which is not law) that provides guidance with respect to financial institutions providing banking services to cannabis business, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Thus, most banks and other financial institutions in the United States do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the executive branch. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Company may have limited or no access to banking or other financial services in the United States. In addition, federal money laundering statutes and Bank Secrecy Act regulations discourage financial institutions from working with any organization that sells a controlled substance, regardless of whether the state it resides in permits cannabis sales.

Since the use of cannabis is illegal under U.S. federal law, and in light of concerns in the banking industry regarding money laundering and other federal financial crime related to cannabis, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Likewise, cannabis businesses have limited access, if any, to credit card processing services. As a result, cannabis businesses in the United States are to a significant degree cash-based. This complicates the implementation of financial controls and increases security issues.

The Company may have difficulty accessing public and private capital.

The Company expects to access public capital markets by virtue of its status as a reporting issuer in certain of the provinces and territories of Canada. However, there can be no assurances that the Company will be able to successfully obtain sufficient financing through such capital markets and, further, capital market uncertainty and volatility could impact the Company’s ability to obtain equity financing.

Commercial banks, private equity firms and venture capital firms have approached the cannabis industry cautiously to date. However, there are increasing numbers of high net worth individuals and family offices that have made meaningful investments in companies and businesses similar to the Company. Although there has been an increase in the amount of private financing available over the last several years, there is neither a broad nor deep pool of institutional capital that is available to cannabis license holders and license applicants. There can be no assurance that additional financing, if raised privately, will be available to the Company when needed or on terms which are acceptable to the Company. The Company’s inability to raise financing to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon future profitability.

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The Company may lack access to U.S. bankruptcy protections.

As discussed above, cannabis is illegal under U.S. federal law. Therefore, there is a compelling argument that the federal bankruptcy courts cannot provide relief for parties who engage in Regulated Cannabis businesses. Recent bankruptcy rulings have denied bankruptcies for dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute Regulated Cannabis-related assets as such action would violate the CSA. Therefore, the Company may not be able to seek the protection of the bankruptcy courts and this could materially affect our business or our ability to obtain credit.

The Company’s operations in the U.S. cannabis market may be subject to heightened scrutiny by regulatory authorities.

For the reasons set forth above, the Company’s existing operations in the United States, and any future operations or investments, may become the subject of heightened scrutiny by securities regulators, stock exchanges and other authorities in Canada and the United States. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest or hold interests in other entities in the United States or any other jurisdiction, or have consequences for its stock exchange listing or Canadian reporting obligations, in addition to those described herein.

On February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 describing the Canadian Securities Administrators’ disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry.

CDS Clearing and Depository Services Inc. (“CDS”) is Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets. On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group, which is the owner and operator of CDS, announced the signing of a Memorandum of Understanding (“MOU”) confirming that it relies on such exchanges to review the conduct of listed issuers. The MOU notes that securities regulation requires that the rules of each of the exchanges must not be contrary to the public interest and that the rules of each of the exchanges have been approved by the securities regulators. Pursuant to the MOU, CDS will not ban accepting deposits of or transactions for clearing and settlement of securities of issuers with cannabis-related activities in the United States.

Transactions for clearing and settlement of securities of issuers with cannabis-related activities in the United States.

Even though the MOU indicated that there are no plans of banning the settlement of securities of issuers with U.S. cannabis related activities through CDS, there can be no guarantee that the settlement of securities will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid until an alternative (if available) was implemented, and investors would have no ability to effect a trade of the Common Shares through the facilities of a stock exchange.

The Company may be subject to the risk of civil asset forfeiture.

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

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The laws and regulations affecting the cannabis industry are constantly changing.

The constant evolution of laws and regulations affecting the cannabis industry could detrimentally affect the Company. The current and proposed operations of the Company are subject to a variety of local, state and federal cannabis laws and regulations relating to the manufacture, management, transportation, storage and disposal of cannabis, as well as laws and regulations relating to consumable products health and safety, the conduct of operations and the protection of the environment. These laws and regulations are broad in scope and subject to evolving interpretations, which could require the Company to incur substantial costs associated with compliance or alter certain aspects of its business plans. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the business plans of the Company and result in a material adverse effect on certain aspects of their planned operations. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company’s profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the FDA, the SEC, the DOJ, the Financial Industry Regulatory Authority or other federal or applicable state or non-governmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or adult-use purposes in the United States. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its business or the ability to raise additional capital. In addition, the Company is not be able to predict the nature of any future laws, regulations, interpretations or applications, and it is possible that regulations may be enacted in the future that will be directly applicable to its business.

The Company may be subject to the risks associated with governmental approvals, permits and compliance with applicable laws.

Government approvals and permits are currently, and may in the future be, required in connection with the operations of the Company. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its production, manufacture, and sale of Medical-Use Cannabis and Adult-Use Cannabis or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of their operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Company may not be able to obtain or maintain the necessary licenses, permits, certificates, authorizations or accreditations to operate its businesses, or may only be able to do so at great cost. In addition, the Company may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Failure to comply with or to obtain the necessary licenses, permits, certificates, authorizations or accreditations could result in restrictions on the Company’s ability to operate in the cannabis industry, which could have a material adverse effect on the business, results of operations and financial condition of the Company. Amendments to current laws, regulations and permits governing the production of medical and adult-use cannabis, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs, or reduction in levels of production, or require abandonment or delays in development.

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There may be a restriction on deduction of certain expenses.

Section 280E of the United States Internal Revenue Code of 1986, as amended (the “Code”) generally prohibits businesses from deducting or claiming tax credits with respect to expenses paid or incurred in carrying on any trade or business if such trade or business ( or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the CSA) which is prohibited by U.S. federal law or the law of any state in which such trade or business is conducted. Section 280E currently applies to businesses operating in the cannabis industry, irrespective of whether such businesses are licensed and operating in accordance with applicable state laws. The application of Code Section 280E generally causes such businesses to pay higher effective U.S. federal income tax rates than similar businesses in other industries due to the loss of certain deductions and credits, essentially resulting in payment of federal and, as applicable, state income tax on gross profit. This presents a financial burden that may increase net losses and may make it more difficult to generate net profit and cash flows from operations and limit the return on invested capital compared to other businesses to which Code Section 280E does not apply The impact of Code Section 280E on the effective tax rate of a cannabis business generally depends on how large the ratio of non-deductible expenses is to the business’s total revenues. The Company has historically been subject to Code Section 280E, resulting in significant tax liabilities, and expects to continue to be subject to Code Section 280E. The application of Code Section 280E to the Company may adversely affect the Company’s profitability and, in fact, may cause the Company to operate at a loss. While recent legislative proposals, if enacted into law, could eliminate or diminish the application of Code Section 280E to cannabis businesses, the enactment of any such law is uncertain. Accordingly, Code Section 280E may continue to apply to the Company indefinitely.

There may be difficulty with the enforceability of contracts.

It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Because cannabis remains illegal in the United States at a federal level, judges in multiple U.S. states have on a number of occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate federal law, even if there is no violation of state law. It is possible that the Company may not be able to legally enforce contracts the Company enters into if necessary, which means there can be no assurance that there will be a remedy for breach of contract, which would have a material adverse effect on the Company’s business, assets, revenues, operating results, financial condition and prospects. For example, at least some federal courts have dismissed lawsuits seeking to enforce contracts involving the purchase or sale of Regulated Cannabis businesses.

The ability to grow a business with ties to cannabis operations in the United States depends on state laws pertaining to the cannabis industry.

Continued development of the Regulated Cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the Regulated Cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, many states that voted to legalize Medical-Use Cannabis and/or Adult-Use Cannabis have seen significant delays in the drafting and implementation of regulations and issuance of licenses. In addition, burdensome regulation at the state level could slow or stop further development of the Regulated Cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth for cannabis businesses and making it difficult for cannabis businesses to operate profitably in those states. Any one of these factors could slow or halt additional legislative authorization of medical and/or recreational-use cannabis, which could adversely affect the Company’s business prospects.

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Political uncertainty may have an adverse impact on the Company s operating performance and results of operations.

General political uncertainty may have an adverse impact on the Company’s operating performance and results of operations. In particular, the United States continues to experience significant political events that cast uncertainty on global financial and economic markets, especially in light of the recent presidential election. It is presently unclear exactly what actions the new administration in the United States will implement, and if implemented, how these actions may impact the cannabis industry in the United States. Any actions taken by the new United States administration may have a negative impact on the United States economies and on the businesses, financial conditions, results of operations and the valuation of United States cannabis companies, including the Company.

Risks Related to the Company’s Products and Services

Unfavorable publicity or consumer perception may affect the success of the Company s business.

The legal cannabis industry in the U.S. is at an early stage of its development. Cannabis has been, and is expected to continue to be, a regulated substance for the foreseeable future. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis are mixed and evolving. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question earlier research reports, findings or publicity could have a material adverse effect on the demand for cannabis and on the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity, reports or other media attention regarding cannabis in general, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect.

Public opinion and support for Medical-Use Cannabis and Adult-Use Cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. While public opinion and support appears to be rising for legalizing Medical-Use Cannabis and Adult-Use Cannabis, it remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, medical cannabis as opposed to legalization in general).

The ability to gain and increase market acceptance of the Company’s products may require the Company to establish and maintain its brand name and reputation. In order to do so, substantial expenditures on product development, strategic relationships and marketing initiatives may be required. There can be no assurance that these initiatives will be successful and their failure may have an adverse effect on the Company.

Further, a shift in public opinion may also result in a significant influence over the regulation of the cannabis industry in Canada, the United States or elsewhere. A negative shift in the perception of the public with respect to cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize Adult-Use Cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on its business, financial condition and results of operations.

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Social media may impact the Company s reputation.

The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to issuers and their activities, whether true or not and the cannabis industry in general, whether true or not. Negative posts or comments about the Company or its properties on any social networking website could damage the Company’s reputation. In addition, employees or others might disclose non-public sensitive information relating to the Company’s business through external media channels. The continuing evolution of social media will present the Company with new challenges and risks.

Significant failure or deterioration of the Company’s quality control systems may adversely impact the Company.

The quality and safety of the Company’s products are critical to the success of its business and operations. As such, it is imperative that the Company’s quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality training program, and adherence by employees to quality control guidelines. Although the Company strives to ensure that it and any of its service providers have implemented and adhere to high caliber quality control systems, any significant failure or deterioration of such quality control systems could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Service providers could suspend or withdraw service, which could adversely affect the Company s business.

As a result of any adverse change to the approach in enforcement of U.S. cannabis laws, adverse regulatory or political changes, additional scrutiny by regulatory authorities, adverse changes in the public perception in respect of the consumption of cannabis or otherwise, third-party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the business, revenues, operating results, financial condition or prospects of the Company.

The Company may be subject to product liability claims.

The Company manufactures, processes and/or distributes products designed to be ingested by humans, and therefore faces an inherent risk of exposure to product liability claims, regulatory action and litigation if products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the products produced by them caused injury or illness, include inadequate instructions for use, or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim, or regulatory action could result in increased costs, could adversely affect the reputation of the Company and could have a material adverse effect on the business, results of operations and financial condition of the Company. There can be no assurances that product liability insurance will be obtained or maintained on acceptable terms or with adequate coverage against potential liabilities.

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The Company may be subject to product recalls.

Cultivators, manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by the Company are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall and may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. Additionally, if one of the products produced by the Company were subject to recall, the image of that product and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for products produced by the Company and could have a material adverse effect on the business, results of operations and financial condition of the Company.

The Company is subject to risks inherent in an agricultural business.

Medical-Use Cannabis and Adult-Use Cannabis is an agricultural product. There are risks inherent in the cultivation business, such as insects, plant diseases and similar agricultural risks. Although the products are usually grown indoors or in green houses under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of the Company’s products and, consequentially, on the business, financial condition and operating results of the Company.

The Company may be vulnerable to rising energy costs.

Cannabis growing operations consume considerable energy, making the Company potentially vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business, results of operations, financial condition or prospects of the Company.

The Company is reliant on key inputs.

The cannabis business is dependent on a number of key inputs and their related costs including raw materials and supplies related to growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition, results of operations or prospects of the Company. In this regard, California, where all of our growing operations are located, is currently experiencing a drought and may experience droughts in the future, which may increase our costs and adversely affect our growing operations. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the Company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Any inability to secure a replacement for such source in a timely manner or at all could have a material adverse effect on the business, financial condition, results of operations or prospects of the Company.

The pricing of raw materials used in our products and some of our products can be extremely volatile, which may have a material adverse effect on our financial result.

We both purchase and sell certain raw materials. The pricing of these raw materials has been extremely volatile. For example, the price of both flower and distilled cannabis (oil) has fluctuated significantly and, in particular, has decreased significantly in recent months. This volatility may be disruptive to our supply chain and have an adverse effect on our financial results.

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Results of future clinical research may negatively impact the cannabis industry.

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC), and associated terpenoids remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although the Company believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, risks, efficacy, dosing and social acceptance of cannabis, future basic research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Future research studies and clinical trials may reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company faces competition from the illegal cannabis market.

The Company faces competition from illegal dispensaries and the illegal market that are unlicensed and unregulated, and that are selling cannabis and cannabis products, including products with higher concentrations of active ingredients, using flavors or other additives or engaging in advertising and promotion activities that the Company is not permitted to. As these illegal market participants do not comply with the regulations governing the cannabis industry, their operations may also have significantly lower costs. The perpetuation of the illegal market for cannabis may have a material adverse effect on the Company’s business, results of operations, as well as the perception of cannabis use.

Regulatory Risks

The Company may be subject to environmental regulations and risks.

The Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future, be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its current or proposed production, manufacturing or sale of cannabis or from proceeding with the development of its operations as currently proposed. States mandate unique inventory tracking requirements and systems which may present implementation and adherence challenges for operators, such as California’s METRC track and trace inventory system, which requires integration with other systems and suffers frequent outages.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production or manufacturing of cannabis, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production or manufacturing costs or reduction in levels of production or manufacturing or require abandonment or delays in development.

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The Company may be subject to constraints on the marketing of its products.

The development of the Company’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the United States limits companies’ abilities to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and results of operations could be adversely affected.

General Risks

Risks associated with recent or future acquisitions.

As part of the Company’s overall business strategy, the Company intends to pursue strategic acquisitions which could provide additional product offerings, vertical integrations, additional industry expertise or a stronger industry presence in both existing and new jurisdictions. Future acquisitions may expose the Company to potential risks, including risks associated with: (i) the integration of new operations, services and personnel; (ii) unforeseen or hidden liabilities; (iii) the diversion of resources from the Company’s existing interests and business; (iv) potential inability to generate sufficient revenue to offset new costs; (v) the expenses of acquisitions; or (vi) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

The Company may invest in cannabis companies, including pre-revenue companies, that may not be able to meet anticipated revenue targets in the future.

The Company may make investments in companies with no significant sources of operating cash flow and no revenue from operations. Investments in such companies will be subject to risks and uncertainties that new companies with no operating history may face. In particular, there is a risk that the Company’s investment in these pre-revenue companies will not be able to meet anticipated revenue targets or will generate no revenue at all. The risk is that underperforming pre-revenue companies may lead to these businesses failing, which could have a material adverse effect on the Company’s business, prospects, revenue, results of operation and financial condition.

Financial projections may prove materially inaccurate or incorrect.

Any of the Company’s financial estimates, projections and other forward-looking information or statements were prepared by the Company without the benefit of reliable historical industry information or other information customarily used in preparing such estimates, projections and other forward-looking information or statements. Such forward-looking information or statements are based on assumptions of future events that may or may not occur. Investors should inquire of the Company and become familiar with the assumptions underlying any estimates, projections or other forward-looking information or statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events. There is no assurance that the assumptions upon which these projections are based will be realized. Accordingly, investors should not rely on any projections to indicate the actual results the Company might achieve.

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There can be no assurance that the Company’s current and future strategic alliances or expansions of scope of existing relationships will have a beneficial impact on the Company’s business, financial condition and results of operations.

The Company expects to enter into additional strategic alliances and partnerships with third parties that the Company believes will complement or augment the business. The Company’s ability to complete strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance the Company’s business and may involve risks that could adversely affect the Company, including significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that such strategic alliances will achieve the expected benefits to the Company’s business. Any of the foregoing could have a material adverse effect on the Company’s business, financial condition and results of operations.

Competition in the cannabis industry is intense and increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

The Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition, results of operations or prospects of the Company. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. To become and remain competitive, the Company will require research and development, marketing, sales and support. The Company may not have sufficient resources to maintain research and development, marketing, sales and support efforts on a competitive basis which could materially and adversely affect the business, financial condition, results of operations or prospects of the Company.

The Company is dependent on equipment and skilled labor.

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labor, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company’s capital expenditure plans may be significantly greater than anticipated by the Company’s management, and may be greater than the funds available to the Company, in which circumstance the Company may curtail, or extend the timeframes for completing, its capital expenditure plans. This could have an adverse effect on the business, financial condition, results of operations or prospects of the Company.

The Company may be subject to intellectual property risks.

The Company has certain proprietary intellectual property, including but not limited to brands, trademarks, trade names, copyright protected materials, trade secrets, and proprietary and/or confidential processes and know-how. The Company will rely on this intellectual property, know-how and other proprietary information, and require employees, consultants and suppliers to sign confidentiality agreements as appropriate. However, confidentiality agreements may be breached, and the Company’s remedies under law may not have the effect of fully mitigating or preventing damage stemming from some breach. Absent of breach, third parties may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology. Third parties may otherwise gain access to the Company’s proprietary information and adopt it in a competitive manner. Any loss of intellectual property protection may have a material adverse effect on the Company’s business, results of operations or prospects.

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As long as cannabis remains illegal under U.S. federal law as a Schedule I controlled substance pursuant to the CSA, the benefit of certain U.S. federal laws and protections which may be available to most businesses, such as federal trademark and patent protection regarding the intellectual property of a business, may not be available to the Company. For example, in the United States, registered federal trademark protection is only available for goods and services that can be lawfully used in interstate commerce; the U.S. Patent and Trademark Office is not currently approving any trademark applications for cannabis, or certain goods containing U.S. hemp-derived CBD (such as dietary supplements and food) until the FDA and the USDA provides clearer guidance on the regulation of such products. As a result, the Company’s intellectual property may not be adequately or sufficiently protected against the use or misappropriation by third parties. In addition, since the regulatory framework of the cannabis industry is in a constant state of flux, the Company can provide no assurance that it will obtain any protection of its intellectual property, whether on a federal, provincial, state or local level, despite its diligent and consistent efforts to so do. While many states do offer the ability to protect and register trademarks independent of the federal government, and courts have recognized the legal validity of common law rights in cannabis-business trademarks, such common law rights and state-registered trademarks provide a lower degree of protection than would federally registered marks as the rights provided are state-by-state and not nationwide and are dependent on use rather than intent to use. Additionally, patent protection is wholly unavailable on a state level.

The Company s intellectual property rights may be invalid or unenforceable under applicable laws, and the Company may be unable to have issued or registered, and unable to enforce, its intellectual property rights.

The laws and positions of intellectual property offices administering such laws regarding intellectual property rights relating to cannabis and cannabis-related products are constantly evolving, and there is uncertainty regarding which countries will permit the filing, prosecution, issuance, registration and enforcement of intellectual property rights relating to cannabis and cannabis-related products. The Company’s ability to obtain registered trademark protection for cannabis and cannabis-related goods and services (including hemp and hemp-related goods and services), may be limited in certain countries, including the United States, where registered federal trademark protection is currently unavailable for trademarks covering the sale of cannabis products or certain goods containing U.S. hemp-derived CBD (such as dietary supplements and foods) until the FDA provides clearer guidance on the regulation of such products. Accordingly, the Company’s ability to obtain intellectual property rights or enforce intellectual property rights against third-party uses of similar trademarks may be limited.

Moreover, in any infringement proceeding, some or all of the Company’s current or future trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the Company’s benefit, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Company’s current or future trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the Company’s business, financial condition and results of operations.

The Company cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid or unenforceable or which of the Company’s products or processes will be found to infringe upon the patents or other proprietary rights of third parties. Any successful opposition to future issued patents could deprive the Company of rights necessary for the successful commercialization of any new products or processes that it may develop.

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The Company may be subject to the risks associated with fraudulent or illegal activity by its employees, contractors and consultants.

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent unauthorized conduct that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal, state and provincial healthcare fraud and abuse laws and regulations; (iv) laws that require the true, complete and accurate reporting of financial information or data; or (v) contractual arrangements, including confidentiality requirements. It may not always be possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with applicable laws or regulations or contractual requirements. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company may be subject to risks related to information technology systems, including cyber-attacks.

The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Company may be subject to risks related to security breaches.

Given the nature of the Company’s products and its lack of legal availability outside of channels approved by the United States federal government, as well as the concentration of inventory in its facilities, despite meeting or exceeding all legislative security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing the Company’s products. In addition, the Company collects and stores personal information about its customers and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly customer lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

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The Company’s operations may be affected by changes in the economic environment.

The Company’s operations could be affected by the economic environment in which it operates should the unemployment level, interest rates or inflation reach levels that influence consumer trends and, consequently, impact the Company’s sales and profitability.

Management of growth may prove to be difficult.

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company does not intend to pay dividends on the Common Shares, so any returns will be limited to increases, if any, in the value of the Common Shares. Your ability to achieve a return on your investment will depend on appreciation, if any, in the price of our Common Shares.

The Company currently anticipates that it will retain future earnings for the development, operation and expansion of our business and does not anticipate declaring or paying any cash dividends for the foreseeable future. Any future determination to declare dividends will be made at the discretion of the Board and will depend on, among other factors, the Company’s financial condition, operating results, capital requirements, general business conditions and other factors that the Board may deem relevant. Any return to shareholders will therefore be limited to the appreciation in the value of their Common Shares, if any.

The Company’s officers and directors may be engaged in other business ventures resulting in conflicts of interest.

Certain of the Company’s directors and officers are, and may continue to be, or may become, involved in other business ventures through their direct and indirect participation in, among other things, corporations, partnerships and joint ventures, that are or may become competitors of the products and services the Company provides or intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company’s interests. In accordance with applicable corporate law, directors who have a material interest in a contract or transaction or a proposed contract or transaction with the Company that is material to the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the transaction. In addition, the directors and officers are required to act honestly and in good faith with a view to the Company’s best interests.

However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavorable to the Company.

Certain remedies may be limited to the Company.

The Company’s governing documents may provide that the liability of its members of the Board and its officers is eliminated to the fullest extent permitted under the laws of the Province of British Columbia. Thus, the Company and its shareholders may be prevented from recovering damages for certain alleged errors or omissions made by the members of the Board and its officers. The Company’s governing documents may also provide that the Company will, to the fullest extent permitted by law, indemnify members of its Board and its officers for certain liabilities incurred by them by virtue of their acts on behalf of Company.

Past performance is not indicative of future results.

The prior operational performance of the Company is not indicative of any potential future operating results of the Company. There can be no assurance that the historical operating results achieved by the Company or its respective affiliates will be achieved by the Company, and the Company’s performance may be materially different.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect the Company’s reported financial results or financial condition.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to the Company’s business, including but not limited to revenue recognition, impairment of goodwill and intangible assets, inventory, income taxes and litigation, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation, or changes in underlying assumptions, estimates or judgments, could significantly change the Company’s reported financial performance or financial condition in accordance with generally accepted accounting principles.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future events, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth, among others, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “project,” “would,” “will,” “should,” “could,” “objective,” “target,” “ongoing,” “contemplate,” “potential” or “continue” or the negative of these terms and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, without limitation, statements about:

●our ability to generate or secure sufficient funding to support our growth strategy;

●future sales of our common shares that could depress the trading price of our common shares on the OTC, lower our value and make it more difficult for us to raise capital;

●our ability to compete effectively;

●our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, and our ability to achieve and maintain future profitability;

●our expectations regarding outstanding litigation;

●our expectations and management of future growth;

●our ability to maintain, protect and enhance our intellectual property;

●the increased expenses associated with being a public company;

●our anticipated uses of net proceeds from this offering;

●our expectations regarding the effects of existing and developing laws and regulations;

●our beliefs regarding our liquidity and sufficiency of cash to fund our operations; and

●the other matters described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.”

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results may differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

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USE OF PROCEEDS

All of the common shares offered by this prospectus are being registered for the account of the selling security holders. We will not receive any of the proceeds from the sale of these shares. However, upon the exercise of the Purchase Warrants for an aggregate of 32,504,144 common shares, we will receive the exercise price of the warrants, or an aggregate of approximately $7.0 million. We have agreed to pay all costs, expenses and fees relating to the registration of the shares of our common shares covered by this prospectus. The selling security holders will bear all commissions and discounts, if any, attributable to the sale of the shares.

DIVIDEND POLICY

We have never declared or paid cash dividends on our shares. We currently intend to retain all available funds and future earnings, if any, to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors, and will depend upon our results of operations, financial condition, capital requirements and other factors including contractual obligations that our board of directors deems relevant and any limits in the payment of dividends that may be imposed upon us under any credit facility or other agreement we may have with a third party that restricts out ability to pay dividends.

In addition, the holders of our common stock are subject to the prior dividend rights of the holders of our outstanding Series A-1 Preferred Shares. Under their terms, each Series A-1 Preferred Share accrues cumulative dividends at a rate of 15% per annum on its liquidation value (initially equal to the issue price of C$0.38 per share), accruing from the date of issuance and payable quarterly in arrears on each of March 1, June 1, September 1 and December 1. Each such dividend is payable two-thirds in cash (equal to 10% per annum) and one-third in additional Series A-1 Preferred Shares (the “PIK Dividends”) (equal to 5% per annum). We may, on one or more occasions, defer the cash portion of a dividend payment until the next succeeding dividend payment date; however, if the cash portion is deferred by more than 45 days from the date on which it was originally due, that deferred payment will accrue at a rate of 15% per annum rather than 10% per annum. We must pay or set apart these preferred dividends before any dividend may be paid on our common shares, and we do not intend to pay cash dividends on our common shares while the Series A-1 Preferred Shares remain outstanding.

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BUSINESS

LEEF Brands, Inc. (“LEEF,” “we,” “our” or the “Company”) is a vertically integrated cannabis company focused on the production and sale of bulk cannabis concentrates to leading brands in the California and New York cannabis markets. We operate three primary production lines: ethanol (distillate oil), hydrocarbon, and solventless extraction. Our business model centers on supplying high-quality cannabis concentrates to other brands and retailers rather than selling under our own consumer-facing brands.

On April 14, 2026, we entered into an agreement to acquire Standard Holdings, Inc., the parent company of HIMALAYA VAPOR (“HIMALAYA”), a California-based cannabis concentrates brand known for full-spectrum vape cartridges and concentrates produced from sun-grown cannabis. We completed the acquisition on April 27, 2026, and Standard Holdings, Inc. is now our wholly owned subsidiary. HIMALAYA produces premium, full-spectrum cartridges and concentrates and has an established customer base in Northern California.

Our brands include the following:

LEEF Brands

LEEF Brands, Inc. is a California-based, vertically integrated cannabis holding company that owns and operates a complete supply-chain — from cultivation and extraction to retail and white-label manufacturing — under its portfolio.

●	Advanced extraction facility
●	Large-scale cultivation ranch
●	CBD Wellness line

LEEF Labs

LEEF Labs is a California-based, vertically integrated cannabis extraction and manufacturing company.

●	Large-scale ethanol, hydrocarbon, and solventless extraction to produce wholesale:

●	Concentrates
●	Distillates
●	Edibles
●	White-label services

LEEF Organics

Leef Organics is a CBD wellness line that can be purchased online at leeforganics.com or in select retailers across North America including the Ritz Carlton and many other spas and hospitality locations.

●	Products include:

Revive CBD Balm

●	Recover CBD Roll on
●	The Chill CBD Balm
●	The Exfoliant CBD Body Scrub
●	Shroom & Clay Masque
●	Wild Crafted CBD Skin Oil Mini

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SCRSB

Salisbury Canyon Ranch is a private, 1,900-acre located in the Cuyama Valley of Santa Barbara County, California. With 179.9 licensed acres of cannabis canopy under cultivation, the ranch serves as both a large-scale cultivation facility and an exclusive lodging and event venue. By reservation only via salisburycanyonranch.com.

●	Large-scale cannabis cultivation
●	The property offers a variety of accommodations
●	Private stays
●	Corporate retreats
●	Team-building events

HIMALAYA VAPE

HIMALAYA was founded with one simple goal: create the purest, most authentic cannabis cartridges on the planet.

HIGHRISE

Ultra-potent HIGHRISE cannabis cartridges deliver a blast of live cannabis flavor with every puff. With 90% THC and packed with live cannabis terpenes, HIGHRISE vape cartridges always hit the spot.

Principal Products and Markets

Our principal products are bulk cannabis concentrates, including distillate oils, live resin, and rosin. We primarily sell to cannabis brands that will take our concentrates and develop branded products. We currently operate in California and New York, which represent two of the largest regulated cannabis markets in the United States.

Distribution Methods

We sell our products directly to licensed cannabis brands, which incorporate our concentrates into finished goods sold through licensed retailers. The Company has one retail location, The Leaf at El Paseo in Palm Desert, California. The retail location does not provide material revenue to the Company.

New Products and Services

We hold a Type 1 Processor (Adult-Use) license in New York, which authorizes us to perform the full suite of cannabis processing operations including extraction from raw biomass, blending and infusing extracts into end products, and packaging, labeling, and branding (or entering into white-label contracts). Under New York’s Marijuana Regulation and Taxation Act (MRTA) and implementing rules, processors are permitted to acquire cannabis from licensed cultivators, process it into derivative products, and sell into the licensed distribution channel (and may hold a distributor license for their own product). The license is valid for a fixed term (e.g. two years), at which point it must be renewed, and we must maintain compliance with GMP (Good Manufacturing Practice) standards at our processing facilities throughout the term. We are restricted to only the processing activities approved in our license application, and must adhere continuously to all statutory, regulatory, and guidance requirements.

As of Q4, 2025, the Company has begun limited production in New York and expects to continue to scale operations over the coming months.

On April 14, 2026, the Company entered into an agreement to acquire Standard Holdings, Inc., the parent company of HIMALAYA VAPOR (“HIMALAYA”), a California-based cannabis concentrates brand known for full-spectrum vape cartridges and concentrates produced from sun-grown cannabis.

Competitive Conditions

The cannabis concentrate market is highly competitive, with numerous private and public companies competing on quality, price, and reliability. We compete primarily with other bulk concentrate manufacturers. We believe our vertically integrated supply chain, including company-owned cultivation, and our reputation for quality and consistency position us competitively within the industry.

Raw Materials and Suppliers

We source cannabis input material, including both dried biomass and fresh-frozen cannabis, for use in our extraction operations. Until early 2025, we purchased cannabis material from multiple farms throughout California. In 2025, the Company commenced cultivation activities at its wholly controlled Salisbury Canyon Ranch property located in Santa Barbara County, California. The Ranch encompasses approximately 1,900 acres in total, of which 179.9 acres are permitted for outdoor cannabis cultivation—representing one of the largest licensed cultivation sites in the county.

The initial development phase in 2025 included planting on approximately 57 canopy acres. Additional phases are planned through 2027, when the full 179.9 acres are expected to be active. When fully planted and producing at targeted yields, the Ranch is expected to provide roughly 80%–90 % of the raw cannabis biomass required for the Company’s concentrate production, with the remainder sourced from long-standing third-party cultivation partners.

The property includes irrigation, security, and post-harvest infrastructure sufficient to support current operations. The Company believes that the acreage and facilities are adequate to meet both current and foreseeable cultivation needs. Bringing this supply chain in-house is expected to reduce input costs, improve quality control, and enhance gross margins across the Company’s extraction and manufacturing operations.

Major Customers

We do not have any single customer that represents more than 10% of our revenue; however, we supply concentrates to many of the top brands in California.

Intellectual Property and Contracts

We do not currently own or license any patents, trademarks, or other intellectual property that is material to our operations. We do not have exclusive licenses, franchise rights, royalty agreements, or significant labor contracts.

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Government Approvals

We operate under various state and local licenses and approvals, including:

●	California: Type 6 and Type 7 manufacturing licenses, distribution license, retail license, hemp license, and all applicable municipal permits.

●	New York: Type 1 processor license.

All licenses are active and in good standing.

In addition, the Company has applied for Drug Enforcement Administration (“DEA”) licenses for its retail and manufacturing activities. As of the date of this filing, the Company is in the process of receiving approval from the DEA.

Regulatory Impact

Our operations are subject to extensive state and local regulations in California and New York. Additionally, as a cannabis business operating in the United States, we are subject to Section 280E of the Internal Revenue Code, which disallows deductions for ordinary business expenses due to the federal classification of cannabis as a Schedule I controlled substance. This has a material impact on our effective tax rate. Potential federal legalization or reclassification of cannabis could eliminate the impact of Section 280E and enable interstate commerce, which may significantly alter competitive dynamics.

Environmental Compliance

We are required to comply with various environmental regulations, including cannabis waste disposal, water usage, and air quality standards. Compliance does not currently result in material costs to our business.

Employees

As of June 16, 2026, we employ approximately 96 full-time employees.

Properties

Our principal physical properties include:

1.	Mendocino County, California – Cannabis manufacturing facility (leased), used for ethanol, hydrocarbon, and solventless extraction operations.

2.	Hobart, New York – Cannabis manufacturing facility (leased), under construction for bulk concentrate production.

3.	Santa Barbara County, California – Salisbury Canyon Ranch, a 1,900-acre property with a 179.9-acre permitted outdoor cannabis cultivation site. The ranch is owned by the Company.

4.	Palm Desert, California – Licensed retail dispensary location (leased).

5.	Sacramento, California – Cannabis manufactureing facility (leased) used for cannabis consumer packaged goods processing.

We own the Salisbury Canyon Ranch through Anderson Development SB, LLC, subject to a seller-financed first-priority deed of trust to Salisbury Canyon Ranch LLC for $4,200,000 and a second-priority deed of trust in favor of Arbor Ranch SB, LLC securing a loan of up to $7,000,000, the repayment terms of which were amended in February 2026. All tangible personal property used in our operations on the Ranch Land is also pledged as collateral under a separate all assets security agreement with Arbor Ranch SB, LLC. The property is further subject to recorded easements for roadway, general access, and utilities benefiting parcels retained by the prior owner. Our other operating facilities are leased under standard commercial lease agreements with terms we consider customary for our industry.

INVOLVEMENT IN LEGAL PROCEEDINGS

The Company is subject to litigation claims arising in the ordinary course of business. The Company records litigation accruals for legal matters which are both probable and estimable and for related legal costs as incurred. The Company does not reduce these liabilities for potential insurance or third-party recoveries.

As of March 31, 2026 and December 31, 2025, respectively, the Company was not engaged in any material litigation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the financial statements and the related notes and other financial information included elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” beginning on page 7. Our historical results are not necessarily indicative of the results to be expected for any future period.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the timeline applicable to private companies. Accordingly, our financial statements may not be comparable to those of companies that comply with public company effective dates for new or revised accounting standards. Other exemptions and reduced reporting requirements under the JOBS Act for emerging growth companies include presentation of only two years audited financial statements in a registration statement for an initial public offering, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2012, an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation, and less extensive disclosure about our executive compensation arrangements.

We will remain an emerging growth company until the earliest of (i) the last day of our first fiscal year in which we have total annual gross revenue of $1.235 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of closing of this offering, (iii) the date on which we have issued more than $1.0 billion of non-convertible debt instruments during the previous three fiscal years or (iv) the date on which we are deemed a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding equity securities held by non-affiliates.

Overview

Leef Brands Inc. was incorporated on September 15, 2011, under the laws of the province of British Columbia and is registered extra-provincially under the laws of Ontario. The Company is a cannabis branded products manufacturer based in California. The Company is a public company whose common shares are listed for trading on the Canadian Securities Exchange (“CSE”) under the symbol “LEEF”. The head office of the Company is located at Suite 2500 Park Place, 666 Burrard Street, Vancouver, BC V6C 2X8.

We are a cannabis concentrate manufacturer that leverages our manufacturing capabilities in a 12,000-square-foot extraction and manufacturing facility with significant throughput and distillate extraction capability. Our core manufacturing competencies include ethanol extraction (Type 6 manufacturing license), hydrocarbon extraction (Type 7 manufacturing license), and solventless extraction. We also hold a 179.9-acre cultivation land use permit, which we expect to result in our operating one of the largest cannabis cultivation sites in the state of California.

During fiscal 2024 and 2025, we executed a strategic transition away from consumer packaged goods (“CPG”) sales through retail, shifting our sales focus to leveraging our core strength in concentrate manufacturing to support and power the leading cannabis brands operating in California. CPG sales have become immaterial in fiscal 2025 and the three months ended March 31, 2026 as the Company concentrated efforts on the bulk sales concentrates market. Management believes that this strategic focus on higher-margin wholesale concentrate manufacturing, combined with disciplined operating expense management, positions the Company for improving operating performance.

During the three months ended March 31, 2026, the Company generated net revenue of $9,377,002, compared to $9,398,261 for the three months ended March 31, 2025, which is essentially flat year over year. Gross profit increased significantly to $4,624,650 (gross margin of 49%) for the three months ended March 31, 2026, compared to $2,073,290 (gross margin of 22%) for the three months ended March 31, 2025. The Company recorded operating income of $1,283,667 for the three months ended March 31, 2026, compared to an operating loss of $1,907,545 for the three months ended March 31, 2025, reflecting both the margin expansion and a $639,852 reduction in total operating expenses.

Net loss and comprehensive loss attributable to the Company was $426,253 for the three months ended March 31, 2026, compared to net income and comprehensive income of $265,776 for the three months ended March 31, 2025. The swing to a net loss position for the quarter was primarily driven by a $390,405 expense recorded for the change in fair value of derivative liabilities (compared to a $3,538,440 gain in the prior year period) and a higher provision for income taxes of $974,580 (compared to $721,113 in the prior year period), offset by the improvements in operating results described above.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses during the reported periods. We evaluate these estimates and assumptions on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Our actual results may materially differ from these estimates.

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The financial statements were prepared with estimates and assumptions that impact the reported amounts of assets and liabilities. These estimates were used for inventories, impairment of long-term assets, and derivatives. The actual results could differ significantly from these estimates. Business combinations were accounted for using the acquisition method. Assets, liabilities, and any remaining non-controlling interests were recognized at fair value on the acquisition date. The excess of the purchase price over the fair value of assets acquired, net of liabilities assumed, and non-controlling interests, was recognized as goodwill. The company considers investments with an original maturity of three months or less at the purchase date as cash and cash equivalents.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the condensed consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Management makes estimates that affect certain accounts including deferred income tax assets, accrued expenses, fair value of equity instruments and reserves for any other commitments or contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Non-GAAP Financial Measures

In addition to providing financial measurements based on GAAP, the Company provides additional financial metrics that are not defined under, prepared in accordance with or a standardized financial measure under GAAP and may not be comparable to similar financial measures disclosed by other issuers. Management uses such non-GAAP financial measures, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision-making, for planning and forecasting purposes and to evaluate the Company’s financial performance. These non-GAAP financial measures (collectively, the “non-GAAP financial measures”) are:

●	EBITDA Net Loss (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization.

●	Adjusted EBITDA (Non-GAAP) adjusted for share-based compensation, stock appreciation rights expense, loss (income) on equity method investments, change in fair value of derivative liabilities, change in fair value of contingent liabilities, acquisition-related professional fees, non-operational start-up costs and loss on disposition of subsidiary. Non-operational start-up costs are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations.

Management believes that these non-GAAP financial measures assess the Company’s ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business. These non-GAAP financial measures are not intended to represent and should not be considered as alternatives to net income, operating income, or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows or as measures of liquidity.

The following table provides a reconciliation of the Company’s net loss to Adjusted EBITDA (non-GAAP) for the three months ended March 31, 2026 and 2025:

	Three Months Ended
	March 31, 2026	March 31, 2025
Net Income (Loss) (GAAP)	$(426,253)	$265,776
Depreciation and amortization	568,141	535,237
Interest expense	316,834	592,501
Income and excise tax expense	1,029,745	769,550
EBITDA (non-GAAP)	1,488,467	2,163,064
Adjustments:
Share-based compensation	489,467	591,462
Change in fair value of derivative liabilities	390,405	(3,538,440)
Non-recurring operating costs	28,101	51,505
Adjusted EBITDA (non-GAAP)	$2,396,440	$(732,409)

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Adjusted EBITDA, a non-GAAP financial measure, was $2,396,440 for the three months ended March 31, 2026, compared to $(732,409) for the three months ended March 31, 2025. The favorable change in Adjusted EBITDA of $3,128,849 is primarily driven by improved gross profit of $2,551,360 and reduced operating expenses of $639,852 with our revenue remaining consistent, reflecting the Company’s ongoing focus on margin expansion and disciplined cost management in its core wholesale concentrate manufacturing business.

Use of Financing Proceeds

During the three months ended March 31, 2026 and year ended December 31, 2025, the Company raised cash through issuance of preferred and common shares of the Company’s stock totaling gross proceeds of approximately $4.5 million and $14 million, respectively, in addition to the cash raised through both related party and third-party notes payable. The proceeds from these financing activities were used to fund the ongoing operations of the Company.

Operational Update

Effective December 2025, the Company’s debt obligations for convertible debentures were converted into 60,155,339 common shares of the Company’s stock and 60,155,339 warrants for the purchase of a common share of the Company’s stock at a purchase price of CAD$0.30 per share for a period of three years.

The Company continues to settle and pay down unfavorable debt arrangements and increase liquidity through existing operations and practical equity driven capital raises.

Results of Operations

Three months ended March 31, 2026 and 2025

The following tables set forth the components of our statements of operations for each of the periods presented and as a percentage of revenue for those periods. The period-to-period comparison of results of operations is not necessarily indicative of results of future periods.

	Three Months Ended
	March 31, 2026		March 31, 2025

Net revenue	$9,377,002	100%	$9,398,261	100%
Cost of sales	4,752,352	51%	7,324,971	78%
Gross profit	4,624,650	49%	2,073,290	22%

Operating expenses	3,340,983	36%	3,980,835	42%

Income (loss) from operations	1,283,667	13%	(1,907,545)	-20%

Other expense (income):
Interest expenses	316,834	3%	592,501	6%
Change in fair value of derivative liability	390,405	4%	(3,538,440)	-38%
Other expense (income)	28,101	0%	51,505	1%
Total other expense (income)	735,340	7%	(2,894,434)	-31%

Income (loss) before provision for income taxes	548,327	6%	986,889	11%

Provision for income taxes	974,580	10%	721,113	8%
Net income (loss) and comprehensive income (loss) attributable to shareholders of Leef Brands, Inc.	$(426,253)	-4%	$265,776	3%

Revenue

Revenue for the three months ended March 31, 2026 was $9,377,002, a decrease of $21,259, or 0.2%, as compared to $9,398,261 for the three months ended March 31, 2025. Revenue was consistent year over year, reflecting the maturing of the Company’s strategic pivot to bulk concentrate manufacturing and ongoing pricing pressure within the California wholesale cannabis market.

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Cost of Sales and Gross Profit

Cost of sales for the three months ended March 31, 2026 was $4,752,352, a decrease of $2,572,619, or 35.1%, as compared to $7,324,971 for the three months ended March 31, 2025. Gross profit for the three months ended March 31, 2026 was $4,624,650, representing a gross margin of 49%, compared with a gross profit of $2,073,290, representing a gross margin of 22%, for the three months ended March 31, 2025. The significant increase in gross profit and gross margin reflects the Company’s integration of Salisbury Canyon Ranch as the Company’s primary biomass supply source during the quarter, combined with disciplined procurement of third-party inputs.

Operating Expenses

Total operating expenses for the three months ended March 31, 2026 were $3,340,983, a decrease of $639,852, or 16.1%, compared to total operating expenses of $3,980,835 for the three months ended March 31, 2025. The decrease in total operating expenses was attributable to the factors described below.

Wages and salaries for the three months ended March 31, 2026 and 2025 were $1,689,690 and $1,880,759, respectively, a decrease of $191,069, or 10.2%. The decrease reflects improved labor efficiency and disciplined headcount management as the Company continues to optimize its operating structure around its wholesale concentrate manufacturing focus.

Legal and professional fees for the three months ended March 31, 2026 and 2025 were $294,296 and $487,939, respectively, a decrease of $193,643, or 39.7%. The decrease in legal and professional fees is primarily attributable to improved efficiency in the use of outside legal counsel and other professional advisors during the period.

Office and general expenses for the three months ended March 31, 2026 and 2025 were $601,591 and $797,417, respectively, a decrease of $195,826, or 24.6%. The decrease is primarily attributable to lower freight and overhead costs as the Company continues its disciplined approach to managing operating costs.

Advertising and promotion expenses for the three months ended March 31, 2026 and 2025 were $34,337 and $139,163, respectively, a decrease of $104,826, or 75.3%, reflecting reduced CPG marketing spend consistent with the Company’s strategic focus on wholesale concentrate manufacturing.

Interest expense

Interest expense for the three months ended March 31, 2026 and 2025 was $316,834 and $592,501, respectively, a decrease of $275,667, or 46.5%. The decrease was primarily driven by the conversion of convertible debentures during 2025, resulting in a lower outstanding debt balance during the current period.

Change in fair value of derivative liability

Change in fair value of derivative liability for the three months ended March 31, 2026 was an expense of $390,405, compared to a gain of $3,538,440 for the three months ended March 31, 2025. The change is primarily due to fluctuations in the Company’s share price and remeasurement of the Black-Scholes and Monte Carlo inputs used to value the derivative liabilities arising from warrants and certain convertible instruments with non-fixed conversion features denominated in a currency other than the Company’s functional currency.

Net Income (Loss) and Comprehensive Income (Loss) Attributable to Shareholders

Net loss and comprehensive loss for the three months ended March 31, 2026 was $426,253, as compared to net income and comprehensive income of $265,776 for the three months ended March 31, 2025, an unfavorable change of $692,029. The change to a net loss position was primarily due to the $3,928,845 unfavorable swing in the change in fair value of derivative liabilities, partially offset by the $3,191,212 favorable change in operating results.

Cash Flows for the Three Months Ended March 31, 2026 and 2025

Cash flow from operating activities

Cash provided by operating activities for the three months ended March 31, 2026 was $395,001, as compared to cash used in operating activities of $1,836,212 for the three months ended March 31, 2025, a favorable change of $2,231,213. The favorable change in cash provided by operating activities was primarily driven by the improvement in operating results, partially offset by timing of working capital items including increases in accounts receivable and prepaid expenses.

Cash flow from investing activities

Cash used in investing activities for the three months ended March 31, 2026 was $494,839, as compared to cash used in investing activities of $162,075 for the three months ended March 31, 2025, an unfavorable change of $332,764. The change reflects increased capital expenditures to support ongoing operations and planned facility improvements.

Cash flow from financing activities

Cash provided by financing activities for the three months ended March 31, 2026 was $3,665,088, as compared to cash provided by financing activities of $181,903 for the three months ended March 31, 2025, a favorable change of $3,483,185. The favorable change was primarily due to $4,500,000 of gross proceeds from the issuance of preferred and common shares in March 2026, partially offset by net repayments on notes payable, repayment of related party contingent consideration, and related party notes payable.

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Results of Operations

Years ended December 31, 2025 and 2024

The following tables set forth the components of our statements of operations for each of the periods presented and as a percentage of revenue for those periods. The period-to-period comparison of results of operations is not necessarily indicative of results of future periods.

	Year Ended
	December 31, 2025		December 31, 2024

Net revenue	$34,787,596	100%	$28,495,447	100%
Cost of sales	24,304,957	70%	20,813,619	73%
Gross profit	10,482,639	30%	7,681,828	27%

Operating expenses	18,073,551	52%	15,667,673	55%

Income (loss) from operations	(7,590,912)	-22%	(7,985,845)	-28%

Other expense (income):
Interest expenses	2,366,361	7%	5,155,288	18%
Loss (gain) on extinguishment of debt	13,878,098	40%	2,935,029	10%
Change in fair value of contingent consideration	-	0%	(855,000)	-3%
Change in fair value of derivative liability	(8,934,632)	-26%	6,113,485	21%
Other expense (income)	210,321	1%	(20,376)	0%
Total other expense (income)	7,520,148	22%	13,328,426	47%

Income (loss) before provision for income taxes	(15,111,060)	-44%	(21,314,271)	-75%

Provision for income taxes	2,518,615	7%	3,307,243	12%
Net income (loss) and comprehensive income (loss)	(17,629,675)	-51%	(24,621,514)	-86%

Foreign currency translation	(343)	0%	7,314	0%
Net income (loss) and comprehensive income (loss) attributable to non-controlling interest	-	0%	-	0%
Net income (loss) and comprehensive income (loss) attributable to shareholders of Leef Brands, Inc.	$(17,629,332)	-51%	$(24,628,828)	-86%

Revenue

Revenue for the year ended December 31, 2025 was $34,787,596, an increase of $6,292,149, or 22%, as compared to $28,495,447 for the year ended December 31, 2024. The year-over-year increase reflects the Company’s continued diversification of its product mix and a strategic emphasis on partnering with high-quality brands within the wholesale concentrate market. This focus on core manufacturing strengths and premium brand partnerships has contributed to stronger and more stable sales performance while maintaining disciplined credit practices. In addition, the Company entered the New York market near the end of the third quarter, marking an initial step in its multi-state expansion strategy.

Cost of Sales and Gross Profit

Cost of sales for the year ended December 31, 2025 was $24,304,957, an increase of $3,491,338, or 17% as compared to $20,813,619 for the year ended December 31, 2024. Gross profit for the year ended December 31, 2025 was $10,482,639, representing a gross margin of 30%, compared with a gross profit of $7,681,828, representing a gross margin of 27% for the year ended December 31, 2024. The increase in gross profit margin percentage is primarily attributable to bringing the Salisbury Canyon Ranch (“SCR”) online, resulting in a significant reduction in input costs. SCR represents the Company’s internal supply chain, allowing for the cultivation of high-quality biomass at substantially lower costs compared to third-party sourcing.

Operating Expenses

Total operating expenses for the year ended December 31, 2025 were $18,073,551, an increase of $2,405,878, or 15%, compared to total operating expenses of $15,667,673 for the year ended December 31, 2024. The increase in total operating expenses was primarily attributable to the factors described below.

Wages and Salaries. Wages and salaries for the years ended December 31, 2025 and 2024 were $7,535,237 and $5,878,649, respectively, an increase of $1,656,588, or 28%. The increase in wages and salaries is primarily attributable to higher share-based compensation expense. Share-based compensation expense included within wages and salaries increased $1,469,720, or 152%, to $2,437,599 for the year ended December 31, 2025, compared to $967,879 for the year ended December 31, 2024. The increase reflects awards of restricted stock units to executives and employees under the Company’s RSU Plan, including grants made in connection with the formalization of employment agreements with the Company’s Chief Executive Officer in December 2025.

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Office and General Expenses. Office and general expenses increased $727,014, or 30%, to $3,122,157 for the year ended December 31, 2025, compared to $2,395,143 for the year ended December 31, 2024, reflecting the broader operational footprint of the Company following the commencement of cultivation activities at Salisbury Canyon Ranch and the initial ramp of New York operations.

Net Income (Loss) and Comprehensive Income (Loss) Attributable to Shareholders

Net loss and comprehensive loss attributable to shareholders for the year ended December 31, 2025 was $(17,629,675), or $(0.10) per basic and diluted share, compared to $(24,621,514), or $(0.17) per basic and diluted share, for the year ended December 31, 2024. The $7.0 million decrease in net loss was primarily driven by a $10.9 million decrease in loss on extinguishment of debt and a $15.0 million favorable change in the fair value of derivative liabilities, partially offset by a $2.8 million decrease in interest expense and a $1.5 million increase in share-based compensation expense.

Liquidity and Capital Resources

Cash used in operating activities for the years ended December 31, 2025 and 2024 was ($336,895) and ($1,049,106), respectively, a favorable change of $712,211, or 68%. The improvement was primarily driven by a $7.0 million decrease in net loss and a $10.9 million increase in the non-cash loss on extinguishment of convertible debentures. These favorable items were partially offset by a $15.0 million unfavorable swing in the non-cash change in fair value of derivative liabilities — which shifted from a $6.1 million addback in 2024 to an $8.9 million reduction in 2025 — and a $5.8 million decrease in amortization of debt discounts as outstanding debentures were converted to equity.

Cash (used in) provided by investing activities for the years ended December 31, 2025 and 2024 was ($749,223) and ($6,266,118), respectively, a favorable change of $5,516,895. The favorable change was primarily due to a reduction in capital expenditures during the current year of $5,277,327 as compared to the prior year.

Cash provided by financing activities for the years ended December 31, 2025 and 2024 was $545,204 and $3,625,302, respectively, an unfavorable change of $3,080,098. The decrease was primarily attributable to a decrease in proceeds from the issuance of common shares of $927,052, a decrease in proceeds from new notes payable issuances of $575,944, an increase in repayment of notes payable of $689,304, and net repayments of related party notes of $396,000 in the current year with no corresponding activity in the prior year.

Summary of Quarterly Results

	Revenues	Net Income (Loss) and Comprehensive Income (Loss) Attributable to Shareholders
March 31, 2026	$9,377,002	$(426,253)
December 31, 2025	$8,318,373	$(11,158,097)
September 30, 2025	$8,379,306	$(3,803,812)
June 30, 2025	$8,691,656	$(2,933,199)
March 31, 2025	$9,398,261	$265,776
December 31, 2024	$5,901,489	$(7,182,195)
September 30, 2024	$6,763,391	$(9,185,633)
June 30, 2024	$7,916,653	$(5,539,472)
March 31, 2024	$7,913,914	$(2,714,215)
December 31, 2023	$5,875,458	$(10,586,631)

The Company’s focus on the wholesale concentrate market has led to an increase in quarterly revenue and margins through 2025 and into Q1 2026. Revenue was consistent from $9.4 million in Q1 2025 to $9.4 million in Q1 2026. The fluctuation in quarterly net income (loss) is primarily attributable to non-cash items, particularly changes in the fair value of derivative liabilities and losses on extinguishment of debt. The net income of $0.3 million in Q1 2025 was driven primarily by the non-cash gain on the change in fair value of derivative liabilities. Excluding this non-cash item, Q1 2026 operational performance reflected the continued benefit of in-house biomass supply from Salisbury Canyon Ranch, with gross margins and operating cash flow remaining consistent with the strong H2 2025 trajectory.

Related Party Balances

Key management personnel are persons responsible for planning, directing, and controlling activities of an entity, and include executive and non-executive persons. During the three months ended March 31, 2026 and 2025, the Company recognized approximately $440,000 and $470,000, respectively, in compensation and stock-based compensation provided to key management.

For further information regarding related party transactions, see Note 16 – Related Party Transactions of the condensed consolidated financial statements.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and make estimates and assumptions that affect our reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. We base our estimates on historical experience and other assumptions that we believe are reasonable in the circumstances. Actual results may differ from these estimates.

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The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements. Also, see Note 3 to the accompanying consolidated financial statements for a complete discussion of our accounting policies and estimates.

Principles of Consolidation and Non-Controlling Interest

The consolidated financial statements have been prepared in accordance with U.S. GAAP and include the accounts of the Company and its wholly owned subsidiaries. The Company consolidates entities where it has a controlling financial interest, as defined by ASC 810, “Consolidation”.

In accordance with ASC 810-10, consolidation applies to:

●	Entities with more than 50% voting interest, unless control is not with the Company; and

●	Variable Interest Entities (VIEs), where the Company is the primary beneficiary, possessing both (i) power over significant activities and (ii) the obligation to absorb losses or receive benefits.

All intercompany transactions and balances are eliminated in consolidation per ASC 810-10-45. The Company continuously evaluates its investments and relationships to assess consolidation requirements.

Business Segments and Expense Disclosure

The Company follows ASC 280, Segment Reporting, which requires public entities to report financial and descriptive information about their reportable operating segments.

ASC 280-10-50-1 states that an operating segment is a component of a public entity that:

●	Engages in business activities from which it may earn revenues and incur expenses;

●	Has operating results that are regularly reviewed by the Chief Operating Decision Maker (CODM), who are the Company’s Chief Executive Officer and Chief Financial Officer, to make decisions about resource allocation and performance assessment; and

●	Has discrete financial information available.

Under ASC 280-10-50-5, a public entity is required to report separately only those operating segments that meet certain quantitative thresholds. The Company currently operates in two reportable segments: wholesale concentrates and retail. The wholesale concentrate segment includes the propagation, nursery, flowering canopy, drying, processing, manufacturing and distribution of cannabis concentrates. The retail segment includes Company owned and operated retail cannabis store in the state of California. Certain economic characteristics such as production processes, types of products, classes of customers as well as distribution models differ between segments.

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Customers in the United States accounted for 100% of our revenues. We do not have any property or equipment outside of the United States.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the recognition of revenues and expenses during the reporting period. Actual results may differ from these estimates, and such differences could be material.

In accordance with ASC 250-10-50-4, changes in estimates are recorded in the period in which they become known and are accounted for prospectively. The Company bases its estimates on historical experience, industry trends, and other relevant factors, incorporating both quantitative and qualitative assessments that it believes are reasonable under the circumstances.

Significant estimates for the years ended December 31, 2025 and 2024 include:

●	Allowance for doubtful accounts and other receivables
●	Valuation of loss contingencies
●	Valuation of stock-based compensation
●	Estimated useful lives of property and equipment
●	Impairment of intangible assets
●	Implicit interest rate in right-of-use operating leases
●	Uncertain tax positions
●	Valuation of derivative liabilities
●	Valuation allowance on deferred tax assets
●	Determination of revenue recognition

Fair Value of Financial Instruments

The Company accounts for financial instruments in accordance with Financial Accounting Standards Board (FASB) ASC 820, Fair Value Measurements, which establishes a framework for measuring fair value and requires related disclosures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the Company’s principal market or, if none exists, the most advantageous market for the asset or liability.

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Fair Value Hierarchy

ASC 820 requires the use of observable inputs whenever available and establishes a three-tier hierarchy for measuring fair value:

●	Level 1 – Quoted market prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 – Observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities or inputs that are directly or indirectly observable.

●	Level 3 – Unobservable inputs that require significant judgment, including management assumptions and estimates based on available market data.

The classification of an asset or liability within the hierarchy is based on the lowest level of input that is significant to the fair value measurement. Level 3 valuations generally require more judgment and complexity, often involving a combination of cost, market, or income approaches, as well as assumptions about market conditions, pricing, and other factors.

Fair Value Determination and Use of External Advisors

The Company assesses the fair value of its financial instruments and, where appropriate, may engage external valuation specialists to assist in determining fair value. While management believes that recorded fair values are reasonable, they may not necessarily reflect net realizable values or future fair values.

Financial Instruments Carried at Historical Cost

The Company’s financial instruments—including cash, accounts receivable, accounts payable, and accrued expenses (including related party balances)—are recorded at historical cost. As of December 31, 2025 and 2024, respectively, the carrying amounts of these instruments approximated their fair values due to their short-term maturities.

Fair Value Option Under ASC 825

ASC 825-10, Financial Instruments, permits entities to elect the fair value option for certain financial assets and liabilities. This election is made on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. If elected, unrealized gains and losses are recognized in earnings at each reporting date. The Company has elected the fair value option for its derivative liabilities.

Accounts Receivable

The Company accounts for accounts receivable in accordance with FASB ASC 310, Receivables. Receivables are recorded at their net realizable value, which represents the amount management expects to collect from outstanding customer balances (ASC 310-10-35-7).

The Company extends credit to customers based on an evaluation of their financial condition and other factors. The Company does not require collateral, and interest is not accrued on overdue accounts receivable (ASC 310-10-45-4).

Allowance for Doubtful Accounts

Management periodically assesses the collectability of accounts receivable and establishes an allowance for doubtful accounts as needed. The allowance is determined based on:

●	A review of outstanding accounts,

●	Historical collection experience, and

●	Current economic conditions (ASC 310-10-35-9).

Accounts deemed uncollectible are written off against the allowance when determined to be uncollectible (ASC 310-10-35-10).

Concentrations

The Company evaluates and discloses significant concentrations of risk in accordance with FASB ASC 275-10, Risks and Uncertainties. These risks may arise from customer concentrations, vendor reliance, geographic dependence, or other economic factors that could materially impact the Company’s financial position, results of operations, and cash flows.

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A concentration exists when a single customer, supplier, or market accounts for a significant portion (typically greater than 10%) of the Company’s total revenues, accounts receivable, or vendor purchases (ASC 275-10-50-16).

Customer and Sales Concentrations

The Company’s revenue stream may be dependent on a limited number of key customers. A loss of any significant customer, a decline in demand from such customers, or a deterioration in their financial condition could negatively impact the Company’s future revenues and profitability.

Accounts Receivable Concentrations

The Company extends credit to customers based on their financial strength, payment history, and other relevant factors. A significant concentration of accounts receivable from a limited number of customers could expose the Company to credit risk and potential collection issues. The Company regularly evaluates the creditworthiness of its customers and may require advance payments, letters of credit, or other credit enhancements to mitigate risks.

Impairment of Long-lived Assets

Management evaluates the recoverability of the Company’s identifiable intangible assets and other long-lived assets when events or circumstances indicate a potential impairment exists, in accordance with the provisions of ASC 360-10-35-15 “Impairment or Disposal of Long-Lived Assets.” Events and circumstances considered by the Company in determining whether the carrying value of identifiable intangible assets and other long-lived assets may not be recoverable include but are not limited to significant changes in performance relative to expected operating results; significant changes in the use of the assets; significant negative industry or economic trends; and changes in the Company’s business strategy.

In determining if impairment exists, the Company estimates the undiscounted cash flows to be generated from the use and ultimate disposition of these assets.

If impairment is indicated based on a comparison of the assets’ carrying values and the undiscounted cash flows, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Derivative Liabilities

The Company evaluates financial instruments containing characteristics of both liabilities and equity in accordance with FASB ASC 480, Distinguishing Liabilities from Equity, and FASB ASC 815, Derivatives and Hedging.

Accounting for Derivative Liabilities

Derivative liabilities are revalued at fair value at each reporting period, with changes in fair value recognized in the results of operations as a gain or loss on derivative remeasurement (ASC 815-40-35-4). The Company uses a binomial pricing model to determine the fair value of these instruments.

Conversion and Extinguishment of Derivative Liabilities

When a debt instrument with an embedded conversion option (e.g., convertible debt or warrants) is converted into common shares or repaid, the Company:

●	Records the newly issued shares at fair value;

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●	Derecognizes all related debt, derivative liabilities, and unamortized debt discounts; and

●	Recognizes a gain or loss on debt extinguishment, if applicable (ASC 470-50-40-2).

For equity-based derivative liabilities (e.g., warrants) that are extinguished, any remaining liability balance is reclassified to additional paid-in capital (ASC 815-40-35-9).

Reclassification of Equity Instruments to Liabilities

Equity instruments initially classified as equity may be reclassified as liabilities if they no longer meet equity classification criteria under ASC 815-40-25. In such cases, they are remeasured at fair value on the date of reclassification, with changes recognized in earnings (ASC 815-40-35-8).

Revenue Recognition

Under Accounting Standards Update (“ASU”) No. 2014-09 (Topic 606) “Revenue from Contracts with Customers”, revenue from contracts with customers is measured based on the consideration specified in the contract with the customer, and excludes any sales incentives, discounts, rebates, and amounts collected on behalf of third parties.

A performance obligation is a promise in a contract to transfer a distinct good or service to a customer and is the unit of account under Topic 606. The Company’s contracts with its customers do not include multiple performance obligations. The Company recognizes revenue when a performance obligation is satisfied by transferring control over a product or service to a customer. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for such products or services.

The following represents the analysis management has considered in determining its revenue recognition policy:

Identify the contract with a customer

A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the services to be transferred and identifies the payment terms related to these services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience or, in the case of a new customer, published credit and financial information pertaining to the customer.

Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised services, the Company must apply judgment to determine whether promised services are capable of being distinct and distinct in the context of the contract. If these criteria are not met the promised services are accounted for as a combined performance obligation.

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Determine the transaction price

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring services to the customer. To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur.

None of the Company’s contracts contain a significant financing component.

Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. However, if a series of distinct services that are substantially the same qualifies as a single performance obligation in a contract with variable consideration, the Company must determine if the variable consideration is attributable to the entire contract or to a specific part of the contract. For example, a bonus or penalty may be associated with one or more, but not all, distinct services promised in a series of distinct services that forms part of a single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or to a distinct service that forms part of a single performance obligation. The Company determines standalone selling price based on the price at which the performance obligation is sold separately.

If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations.

The Company’s contracts have a distinct single performance obligation and there are no contracts with variable consideration.

Recognize revenue when or as the Company satisfies a performance obligation

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Income Taxes

The Company accounts for income taxes using the asset and liability method prescribed by FASB ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial reporting and tax bases of assets and liabilities. These amounts are measured using enacted tax rates expected to apply in the periods when temporary differences reverse (ASC 740-10-30-8).

The effect of a change in tax rates on deferred tax balances is recognized as income or expense in the period that includes the enactment date (ASC 740-10-45-4).

Uncertain Tax Positions

The Company evaluates uncertain tax positions in accordance with ASC 740-10-25, which requires that a tax position be recognized in the financial statements only if it is more likely than not (greater than 50% likelihood) to be sustained upon examination by tax authorities.

As of December 31, 2025 and 2024, respectively, the Company has established an uncertain tax position related to IRC Section 280E, under which cannabis companies are only allowed to deduct expenses directly and indirectly related to the production of inventory. The Company has taken a position that Section 280E does not preclude it from deducting ordinary and necessary business expenditures on its tax returns. As of December 31, 2025 and 2024, the Company recorded an uncertain tax liability in the consolidated balance sheets that reflects this tax position (ASC 740-10-50-15).

The Company also recognizes interest and penalties related to uncertain tax positions in other expense in the consolidated statement of operations (ASC 740-10-45-25). No interest and penalties were recorded for the years ended December 31, 2025 and 2024, respectively.

Valuation of Deferred Tax Assets

The Company’s deferred tax assets include certain future tax benefits, such as net operating losses (NOLs), tax credits, and deductible temporary differences. Under ASC 740-10-30-5, a valuation allowance is required if it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

The Company reviews the realizability of deferred tax assets on a quarterly basis, or more frequently if circumstances warrant, considering both positive and negative evidence (ASC 740-10-30-16).

Factors Considered in Valuation Allowance Assessment

The Company evaluates multiple factors in determining whether a valuation allowance is necessary, including:

●	Historical earnings trends (cumulative pre-tax income or losses in the most recent three-year period)

●	Future financial projections, including expected taxable income based on long-term estimates of business performance and market conditions

●	Statutory carryforward periods for net operating losses and other deferred tax assets

●	Prudent and feasible tax planning strategies that could impact the realization of deferred tax assets

●	Nature and predictability of temporary differences and the timing of their reversal

●	Sensitivity of financial forecasts to external factors such as commodity prices, market demand, and operational risks

While cumulative three-year losses are a strong indicator that a valuation allowance may be needed, ASC 740-10-30-23 states that a valuation allowance determination is not solely based on past losses—all available positive and negative evidence must be considered.

At December 31, 2025 and 2024, respectively, the Company recorded an income tax provision and deferred tax liability.

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The Company will continue to evaluate its valuation allowance each reporting period and will recognize deferred tax assets in the future if sufficient positive evidence emerges to support their realization.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, “Compensation – Stock Compensation,” using the fair value-based method. Under this guidance, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the requisite service period, typically the vesting period.

ASC 718 establishes accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. It also applies to transactions where an entity incurs liabilities based on the fair value of its equity instruments or liabilities that may be settled using equity instruments.

In compliance with ASU 2018-07, the Company applies the fair value method for equity instruments granted to both employees and non-employees, aligning non-employee share-based payment accounting with that of employees. The fair value of stock-based compensation is determined as of the grant date or the measurement date (i.e., when the performance obligation is completed) and is recognized over the vesting period in accordance with ASC 718.

The Company determines the fair value of stock options using the Black-Scholes option pricing model, considering the following key assumptions:

●	Exercise price – The agreed-upon price at which the option can be exercised.

●	Expected dividends – The anticipated dividend yield over the expected life of the option.

●	Expected volatility – Based on historical stock price fluctuations.

●	Risk-free interest rate – Derived from U.S. Treasury securities with similar maturities.

●	Expected life of the option – Estimated based on historical exercise patterns and contractual terms.

Additionally, the Company follows the guidance under ASU 2016-09, which introduced amendments to simplify certain accounting aspects of share-based compensation, including:

●	The treatment of tax benefits and tax deficiencies in income tax reporting.

●	The option to recognize forfeitures as they occur rather than estimating them upfront.

●	Cash flow classification for certain tax-related transactions.

The Company continues to evaluate and apply the latest Accounting Standards Updates (ASUs) and interpretive releases related to stock-based compensation to ensure compliance with evolving financial reporting requirements.

Stock Warrants

In connection with certain financing transactions (debt or equity), consulting arrangements, or strategic partnerships, the Company may issue warrants to purchase its common shares. These standalone warrants are not puttable or mandatorily redeemable by the holder and are classified as equity instruments in accordance with ASC 480, “Distinguishing Liabilities from Equity.”

The fair value of warrants issued for compensation purposes is measured using the Black-Scholes option pricing model, consistent with the guidance in ASC 718-10-30. However, if warrants meet the definition of derivative liabilities under ASC 815, “Derivatives and Hedging,” fair value is determined using a binomial pricing model or other appropriate valuation techniques, as required by ASC 815-40-15.

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Accounting Treatment of Warrants

●	Warrants issued in conjunction with common shares issuance are initially recorded at fair value as a reduction in Additional Paid-In Capital (APIC), in accordance with ASC 815-40-25.

●	Warrants issued for services are recorded at fair value and expensed over the requisite service period or immediately upon issuance if no service period exists, as per ASC 718-10-25.

●	Warrants classified as liabilities due to settlement features or pricing adjustments are remeasured at fair value each reporting period, with changes recognized in earnings, following ASC 815-40-35.

Basic and Diluted Earnings (Loss) per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings Per Share.” The calculation of basic EPS follows the two-class method and is determined by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding, including certain other shares committed to be issued.

Basic Earnings Per Share (EPS)

Basic EPS is calculated using the two-class method, as prescribed by ASC 260-10-45-60, and is computed as follows:

●	Net earnings available to common shareholders represent net earnings to common shareholders, adjusted for the allocation of earnings to participating securities.

●	Losses are not allocated to participating securities in accordance with ASC 260-10-45-61.

●	The denominator includes common shares outstanding and certain other shares committed to be issued, such as restricted stock and restricted stock units (“RSUs”), for which no future service is required.

Diluted Earnings Per Share (EPS)

Diluted EPS is calculated under both the two-class method and the treasury stock method, and the more dilutive result is reported, as required by ASC 260-10-45-45.

●	Diluted EPS is computed by taking the sum of:

○	Net earnings available to common shareholders
○	Dividends on preferred shares
○	Dividends on dilutive mandatorily redeemable convertible preferred shares
○	Divided by the weighted average number of common shares outstanding and certain other shares committed to be issued, plus all dilutive common shares equivalents during the period, such as:

■	Stock options
■	Warrants
■	Convertible preferred stock
■	Convertible debt

●	Preferred shares and unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) qualify as participating securities under the two-class method, per ASC 260-10-45-62.

Net Loss Per Share Considerations

In computing net loss per share, unvested common shares are excluded from the denominator, as required by ASC 260-10-45-48.

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Participating Securities & Share-Based Compensation

Restricted stock and RSUs granted as part of share-based compensation contain nonforfeitable rights to dividends and dividend equivalents, respectively. Therefore:

●	Before the requisite service is rendered for the right to retain the award, these instruments meet the definition of a participating security under ASC 260-10-45-59.

RSUs granted under an executive compensation plan, however, are not considered participating securities because the rights to dividend equivalents are forfeitable (ASC 718-10-25).

Related Parties

The Company defines related parties in accordance with ASC 850, “Related Party Disclosures,” and SEC Regulation S-X, Rule 4-08(k). Related parties include entities and individuals that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company.

Related parties include, but are not limited to:

●	Principal owners of the Company.

●	Members of management (including directors, executive officers, and key employees).

●	Immediate family members of principal owners and members of management.

●	Entities affiliated with principal owners or management through direct or indirect ownership.

●	Entities with which the Company has significant transactions, where one party has the ability to exercise control or significant influence over the management or operating policies of the other.

A party is considered related if it has the ability to control or significantly influence the management or operating policies of the Company in a manner that could prevent either party from fully pursuing its own separate economic interests.

The Company discloses all material related party transactions, including:

●	The nature of the relationship between the parties.

●	A description of the transaction(s), including terms and amounts involved.

●	Any amounts due to or from related parties as of the reporting date.

●	Any other elements necessary for a clear understanding of the transactions’ effects on the financial statements.

Disclosures are made in accordance with ASC 850-10-50-1 through 50-6 and SEC Regulation S-X, Rule 4-08(k), which requires registrants to disclose material related party transactions and their effects on the financial position and results of operations.

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Recent Accounting Standards

ASU 2022-02 – Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures In March 2022, the FASB issued ASU 2022-02, which:

●	Eliminates the troubled debt restructuring (TDR) model for creditors under ASC 310, “Receivables.”

●	Requires enhanced vintage disclosures related to credit losses, including gross write-offs by year of origination.

●	Updates the accounting guidance under ASC 326, “Financial Instruments – Credit Losses,” to enhance disclosures regarding loan refinancings and restructurings for borrowers experiencing financial difficulty.

The Company adopted ASU 2022-02 on January 1, 2023. The adoption did not have a material impact on the Company’s consolidated financial statements.

ASU 2023-07 – Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued ASU 2023-07, which enhances disclosure requirements for reportable segments by:

●	Requiring enhanced disclosures of significant segment expenses.

●	Aligning segment reporting requirements with information regularly reviewed by management.

The Company adopted ASU 2023-07 on January 1, 2024. The adoption did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted

ASU 2023-09 – Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, which enhances income tax disclosure requirements by:

●	Standardizing and disaggregating rate reconciliation categories.

●	Requiring disclosure of income taxes paid by jurisdiction.

This ASU is effective for annual periods beginning after December 15, 2024, and may be applied on a prospective or retrospective basis. Early adoption is permitted.

The Company is currently assessing the impact of ASU 2023-09 on its income tax disclosures and reporting requirements.

Other Accounting Standards Updates

The FASB has issued various technical corrections and industry-specific updates that are not expected to have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.

Other Recent Updates

Various other ASUs have been issued that primarily contain technical corrections or industry-specific guidance. These updates are not expected to have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no material effect on the consolidated results of operations, stockholders’ deficit, or cash flows.

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Liquidity and Going Concern

As reflected in the accompanying consolidated financial statements, for the year ended December 31, 2025, the Company had:

●	Net loss of $17,629,675; and

●	Net cash used in operations was $336,895

Additionally, at December 31, 2025, the Company had:

●	Accumulated deficit of $139,377,110

●	Stockholders’ deficit of $8,268,301; and

●	Working capital deficit of $200,065

The Company anticipates that it will need to raise additional capital immediately in order to continue to fund its operations and to meet its contractual obligations. The Company has relied on related parties for debt based funding of its operations. There is no assurance that the Company will be able to obtain funds on commercially acceptable terms, if at all. There is also no assurance that the amount of funds the Company might raise will enable the Company to complete its initiatives or attain profitable operations.

Aside from lease obligations disclosed in our consolidated financial statements and related notes, the Company does not currently have any active contractual commitments or arrangements that represent material cash requirements. The cannabis industry in California and other U.S. markets in which we operate is characterized by price volatility, evolving regulations, and counterparties that often lack long-term credit stability. As a result, participants in this sector, including LEEF, typically avoid entering into long-term supply, purchase, or financing agreements that could create fixed cash obligations under uncertain market conditions.

Management continuously monitors operating expenditures, debt service, and working-capital needs to ensure adequate liquidity for near-term requirements. Other than ordinary-course obligations incurred in connection with the conduct of our business, we do not have any known contractual commitments that are reasonably likely to materially affect our liquidity or capital resources.

There can be no assurances that financing will be available on terms which are favorable, or at all. If the Company is unable to raise additional funding to meet its working capital needs in the future, it will be forced to delay, reduce, or cease its operations.

We manage liquidity risk by reviewing, on an ongoing basis, our sources of liquidity and capital requirements. The Company had cash on hand of $2,190,722 at December 31, 2025.

The Company has historically incurred significant losses since inception and has not demonstrated an ability to generate sufficient revenues from the sales of its products and services to achieve profitable operations. In making this assessment we performed a comprehensive analysis of our current circumstances including: our financial position, our cash flows and cash usage forecasts for the twelve months ended December 31, 2026, and our current capital structure including equity-based instruments and our obligations and debts.

These factors create substantial doubt about the Company’s ability to continue as a going concern within the twelve-month period subsequent to the date that these financial statements are issued.

The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Management’s strategic plans include the following:

●	Expand into new and existing markets,

●	Obtain additional debt and/or equity based financing,

●	Collaborations with other operating businesses for strategic opportunities; and

●	Acquire other businesses to enhance or complement our current business model while accelerating our growth.

Subsequent to December 31, 2025, the Company has taken concrete steps to address its liquidity position. On March 12, 2026, the Company closed a $4.5 million equity financing with Mindset Capital LLC, providing immediate working capital and extending the Company’s operating runway. In addition, the December 2025 conversion of the Company’s convertible debentures into equity eliminated a significant portion of the Company’s fixed cash debt service obligations. During the second half of 2025, the Company also generated positive operating cash flow of $1.7 million in H2 2025 and positive free cash flow of $1.3 million, respectively, demonstrating improving operational self-sufficiency as cultivation at Salisbury Canyon Ranch continues to scale. Management believes these steps, combined with the continued expansion of in-house biomass supply, provide a credible path to reducing reliance on external financing in future periods.

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Off-Balance Sheet Transactions

None.

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the condensed consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Management makes estimates that affect certain accounts including deferred income tax assets, accrued expenses, fair value of equity instruments and reserves for any other commitments or contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Recent Accounting Pronouncements

See Note 2 of the accompanying consolidated financial statements for a discussion of recently issued accounting standards.

Employees

As of December 31, 2025, we employ approximately 81 full-time employees.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, state of residence, ages and positions of (i) our current executive officers and directors, and (ii) our director nominees who will become directors upon the effectiveness of this offering.

Name	Age	Positions Held
Executive Officers
Micah Anderson	46	Principal Executive Officer
Kevin Wilson	39	Principal Chief Financial Officer
Emily Heitman	39	Director
Non-Employee Directors
Andrew Glashow	62	Director
Robert J. Mendola, Jr.	49	Director

Executive Officers

Micah Anderson, 46, has served as our Principal Executive Officer, since 2018. Mr. Anderson is a serial entrepreneur and the CEO of LEEF Brands. He is responsible for setting and delivering on the overall strategy of LEEF. Micah has extensive experience in all aspects of the cannabis industry and currently holds every cannabis license type. Under his leadership, LEEF has recruited a world-class team of executives and board members, developed distribution relationships with leading retailers in the U.S., and has built one of the most sophisticated extraction facilities in North America.

Micah has raised private equity and institutional debt to capitalize LEEF and has negotiated a wide range of complex sourcing and operating agreements. Recognized at the Federal and state level as a key opinion leader, Micah speaks regularly at conferences and advises government officials on public policy matters.

Kevin Wilson, 39, has served as our Chief Financial Officer, since 2022. Mr. Wilson is a professional accountant with executive experience in several organizations including public firms and large NPOs. He has led several finance teams as a technical accountant with an eye for bottom-line results. Mr. Wilson has an intimate understanding of the cannabis industry intricacies and has been instrumental in strategically leading the finance efforts for a vertically integrated cannabis company. Prior to joining as Chief Financial Officer, Mr. Wilson served as the Chief Financial Officer of LEEF Holdings, Inc. since 2018.

He has led several finance projects and has been part of several M&A and IPO transactions. His eye for detail has helped lead several companies through challenging financial issues. Mr. Wilson currently serves as director and treasurer for a Toronto-based NPO.

Emily Heitman, 39, has served as a member of our board of directors since 2018. Ms. Heitman is a self-starter with an entrepreneurial mind, balancing creative, out-of-the-box thinking with strategic focus. She has unparalleled attention to detail and ensures every dollar spent counts. Emily has led the marketing and creative process for multimillion-dollar brands and played an integral role in multiple start-ups, wearing many hats—from operations to sales and brand image. As a Director of LEEF Brands, Emily has been deeply involved in every aspect of the cannabis industry, from manufacturing to distribution, overseeing the company’s sales and CPG brand positioning. She has managed day-to-day operations, strategic accounts, marketing initiatives, and product merchandising and launches. Emily has bridged her pharmaceutical foundation with the cannabis industry and frequently speaks at industry conferences. She has played a key role in shifting the social stigma surrounding cannabis through education.

Non-Employee Directors

Andrew Glashow, 62, has served as a member of our board of directors since 2024 and as the chairman of our audit committee as of Q4 2025. Andrew Glashow has 25 years of experience in the capital markets and in all phases of business start-up and growth, including feasibility studies, business plans, equity and debt funding, private placements, reverse mergers, and IPOs. Mr. Glashow has served as CEO and President of multiple companies that he helped to fund. He is a graduate of the University of New Hampshire’s Whittemore School of Business and Economics.

Robert J. Mendola, Jr., 49, Mr. Mendola is the Chief Executive Officer of Pacific Grove Advisors, a strategic advisory and interim management consulting firm serving cannabis operators. He previously served as Chief Business Development Officer and Co-Chief Revenue Officer at AYR Wellness, and spent three years on the Board of Directors of Glasshouse Brands, after leading Mercer Park’s SPAC transaction with the company.

Prior to cannabis, Mr. Mendola spent 20 years as an investor in private and public markets, including as founder of Pacific Grove Capital, a $350 million hedge fund, and Partner at Scout Capital Management, which managed over $5 billion in assets. He also held roles in investment banking, private equity, and a credit-focused hedge fund. Mr. Mendola holds a B.S. from Binghamton University and an MBA from Stanford’s Graduate School of Business.

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Appointment of Officers; Family Relationships

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors currently consists of five members previously outlined. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Our articles provide that the authorized number of directors shall be not less than three persons. Within such limits, the number of directors shall be determined by resolution of the board of directors. Our bylaws also provide that that (a) in the event that the places of any retiring directors are not filled by an election of directors, those retiring directors may continue in office to complete the number of directors; (b) any casual vacancy occurring in the board of directors may be filled by the directors; and (c) between annual general meetings or by unanimous resolution of the shareholders, the directors may appoint one or more additional directors, provided that such number of additional directors does not exceed one-third of the number of current directors who were otherwise elected or appointed.

We have no formal policy regarding board diversity. Our priority in selection of board members is identification of members who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business and understanding of the competitive landscape.

Board Committees

In Q4 2025, the Board of Directors established an Audit Committee and appointed Andrew Glashow as its Chairman. The Board has determined that Mr. Glashow qualifies as an “audit committee financial expert” as defined under Item 407(d) of Regulation S-K.

The Company does not currently have standing nominating or compensation committees. The full Board of Directors performs the functions of those committees. The Company is evaluating the establishment of additional standing committees, including a compensation committee, in connection with the continued development of its corporate governance structure.

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Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be made available on the investor relations section of our website. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

Board Diversity

Upon formation of our nominating and corporate governance committee they will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, may consider many factors, including but not limited to the following:

●personal and professional integrity;

●ethics and values;

●experience in corporate management, such as serving as an officer or former officer of a publicly held company;

●professional and academic experience relevant to our industries;

●experience as a board member of another publicly held company;

●strength of leadership skills;

●experience in finance and accounting and/or executive compensation practices;

●ability to devote the time required for preparation, participation and attendance at board of directors’ meetings and committee meetings, if applicable;

●background, gender, age and ethnicity;

●conflicts of interest; and

●ability to make mature business judgments.

Following the closing of this offering, our board of directors will evaluate each individual in the context of the board of directors as a whole, with the objective of ensuring that the board of directors, as a whole, has the necessary tools to perform its oversight function effectively in light of our business and structure.

Non-Employee Director Compensation

Our non-employee directors receive a quarterly cash retainer of $6,250. The Company reimburses all directors for travel and other necessary business expenses incurred in the performance of their duties and extends coverage to them under the Company’s directors’ and officers’ indemnity insurance policies.

Environmental, Social and Governance

We believe that how we manage our impact on the environment and climate change; how we manage our relationships with employees, suppliers, customers and the communities where we operate; and the accountability of our leadership to our stockholders are critically important to our business. We are especially committed to supporting our employees and fostering a culture of diversity and inclusion that makes our employees feel safe, empowered and engaged.

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EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our current executive officers, Micah Anderson, our CEO, and Kevin Wilson, our Chief Financial Officer. We refer to these individuals as our “named executive officers.”

Compensation Philosophy

Following the closing of this offering, we expect that our compensation program for our executive officers will consist of the following components:

●base salary;

●cash bonuses; and

●equity-based incentive awards.

Base Salary

Base salary is an important component of executive compensation because it provides executives with an assured level of income, assists us in attracting executives and recognizes different levels of responsibility and authority among executives. The determination of base salaries is based upon the executive’s qualifications and experience, scope of responsibility and potential to achieve the goals and objectives established for the executive. Additionally, contractual provisions in executive employment agreements, past performance, internal pay equity and comparison to competitive salary practices are also considered.

Cash Bonus Plan

To date, there is no formal cash bonus plan for any of our named executive officers.

Summary Compensation Table

The following table shows for the fiscal years ended December 31, 2025 and 2024, compensation awarded to or paid to, or earned by, our President, Chief Executive Officer and Chief Financial Officer (the “Named Executive Officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Micah Anderson	2024	$201,923	$-	$-	$-	$201,923
(CEO)	2025	$233,654	$-	$1,841,140	$66,722	$2,141,516

Kevin Wilson	2024	$151,923	$-	$-	$-	$151,923
(CFO)	2025	$175,000	$-	$920,570	$11,295	$1,106,865

Narrative Disclosure to Summary Compensation

Micah Anderson - Effective December 2025, the Company issued common shares to Micah Anderson, the Company’s CEO and Director per his executed employment contract. Mr. Anderson has entered into an Employment, Confidential Information, Invention Assignment and Arbitration Agreement with the Company, which is filed as Exhibit 10.3 to this registration statement.

Kevin Wilson - Effective December 2024, the Company issued common shares to Kevin Wilson as the Company’s CFO. In December 2024, Mr. Wilson entered into an employment agreement with the Company as its CFO on a full-time basis. Mr. Wilson has also entered into an Employment, Confidential Information, Invention Assignment and Arbitration Agreement with the Company, which is filed as Exhibit 10.4 to this registration statement.

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Executive Employment

In December 2025, we memorialized our employment agreements with Mr. Anderson.

In December 2024, we memorialized our employment agreement with Mr. Wilson.

The employment agreements do not require us to compensate the executives or provide them with benefits if their employment is terminated.

Messrs. Anderson or Wilson or the Company may terminate their employment agreement for any reason, with or without notice at any time.

Equity Awards

Compensation of Directors

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Micah Anderson	2024	$201,923	$-	$-	$-	$201,923
(Director)	2025	$233,654	$-	$1,841,140	$66,722	$2,141,516

Kevin Wilson	2024	$151,923	$-	$-	$-	$151,923
(Director)	2025	$175,000	$-	$920,570	$11,295	$1,106,865

Emily Heitman	2024	$169,384	$-	$-	$-	$169,384
(Director)	2025	$194,384	$-	$920,570	$58,552	$1,173,506

Ben Slome	2024	$-	$-	$-	$18,750	$18,750
(Former Director)	2025	$-	$-	$-	$12,500	$12,500

Robert J. Mendola, Jr.	2024	$-	$-	$-	$-	$-
(Director)	2025	$-	$-	$-	$-	$-

Andrew Glashow	2024	$-	$-	$-	$18,750	$18,750
(Director)	2025	$-	$-	$-	$25,000	$25,000

Narrative Disclosure to Summary Compensation

***Micah Anderson - In December 2025, Mr. Anderson entered into an employment agreement with the Company as its CEO on a full-time basis. The term of the employment agreement runs through December 2027.

***Kevin Wilson - In December 2024 Mr. Wilson entered into an employment agreement with the Company as its CFO on a full-time basis. The term of the employment agreement runs through December 2026.

Indemnification of Directors and Officers

We are a Canadian corporation governed by the British Columbia.

As permitted by the Business Corporation’s Act (British Columbia), or BCBCA, under Section 21.2 of our articles of incorporation, we are required to indemnify our directors and former directors (and such individual’s respective heirs and legal representatives) and we will indemnify any such person to the extent permitted by the BCBCA.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Set forth below are summaries of related person transactions for Leef Brands, Inc. covering the periods indicated. It is our intention to ensure that all future transactions, if any, between us and related persons are approved by our Audit Committee or a majority of the independent and disinterested members of our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties. See “Policies and Procedures for Related Person Transactions” below.

Certain Relationships and Related Transactions

Micah Anderson, our Chief Executive Officer and a director, has from time to time provided debt financing to the Company. In December 2025, Mr. Anderson converted $337,400 of accrued liabilities and interest and $644,680 of outstanding notes payable into 5,498,469 common shares at a conversion price of CAD$0.25 per share, on the same terms as the Company’s broader December 2025 convertible debenture conversion. This transaction was reviewed and approved by the disinterested members of the Board of Directors.

The Company has also accrued expenses payable to a farming company owned by a member of management and a shareholder. As of March 31, 2026, the Company had related-party payables of $1,423,902 (December 31, 2025 — $1,916,770), and related-party consideration payable in connection with the November 2021 acquisition of Anderson Development SB, LLC.

The Mindset entities (Mindset LEEF LLC, Mindset Value Fund LP and Mindset Value Wellness Fund LP), which beneficially own 5% or more of our common stock, participated in the Company’s March 2026 private placement.

For further information regarding related-party transactions, see Note 16 — Related Party Transactions to our consolidated financial statements included elsewhere in this prospectus.

Corporate Governance and Director Independence

Our board of directors has determined, applying the definition of independence used by the NYSE American, that Andrew Glashow and Robert J. Mendola, Jr. each qualify as an “independent” director. Our remaining directors — Micah Anderson, Kevin Wilson and Emily Heitman — are not independent because they are officers or employees of the Company.

The Company has not adopted its own formal definition of director independence; in making the determinations above, the board applied the independence standards of the NYSE American.

The board of directors has established a standing Audit Committee, which is chaired by Andrew Glashow. The board has not established a standing nominating committee or compensation committee, and the functions customarily performed by those committees are currently performed by the full board of directors. Given the nature of the Company’s business, its limited stockholder base and the current composition of the board, the board does not believe additional standing committees are necessary at this time.

Indemnification of Officers and Directors

We are a Canadian corporation governed by the British Columbia.

As permitted by the Business Corporation’s Act (British Columbia), or BCBCA, under Section 21.2 of our articles of incorporation, we are required to indemnify our directors and former directors (and such individual’s respective heirs and legal representatives) and we will indemnify any such person to the extent permitted by the BCBCA.

Policies and Procedures for Related Person Transactions

Our board of directors will adopt a written policy with respect to related person transactions, which will become effective at the time of this offering. This policy will govern the review, approval or ratification of covered related person transactions. The audit committee of our board of directors will manage this policy.

For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant, and the amount involved exceeds the applicable dollar threshold set forth under Item 404 of Regulation S-K and in which any related person had, has or will have a direct or indirect material interest. As defined in Item 404 of Regulation S-K, “related person” generally includes our directors (and director nominees), executive officers, holders of more than 5% of our voting securities, and immediate family members or affiliates of such persons.

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The policy will generally provide that we may enter into a related person transaction only if:

●the audit committee pre-approves such transaction in accordance with the guidelines set forth in the policy,

●the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the audit committee (or the chairperson of the audit committee) approves or ratifies such transaction in accordance with the guidelines set forth in the policy,

●the transaction is approved by the disinterested members of the board of directors, or

●the transaction involves compensation that has been approved by the full board of directors.

The policy will provide that all related person transactions will be disclosed to the audit committee, and all material related person transactions will be disclosed to the board of directors. Additionally, all related person transactions requiring public disclosure will be properly disclosed, as applicable, on our various public filings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our voting securities as of June 16, 2026, by:

●	each person, or group of affiliated persons, known by us who will beneficially own more than 5% of any class of our voting capital stock;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

The table is based on information provided to us by our directors, executive officers and principal stockholders. Beneficial ownership is determined in accordance with the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including stock options and warrants that are exercisable within 60 days of June 16, 2026. To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of voting capital stock shown as beneficially owned by them. Shares of voting capital stock underlying derivative securities, if any, that are currently exercisable or exercisable within 60 days after December 31, 2025 are deemed to be outstanding in calculating the percentage ownership of the applicable person or group but are not deemed to be outstanding as to any other person or group.

Percentage of common stock is based on 305,353,006 shares of our common stock issued and outstanding as of June 16, 2026.

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Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth, as of June 16, 2026, certain information with regard to the record and beneficial ownership of the Company’s common stock by (i) each person known to the Company to be the record or beneficial owner of 5% or more of the Company’s common stock, (ii) each director of the Company, (iii) each of the named executive officers, and (iv) all executive officers and directors of the Company as a group:

Name	Common Shares Beneficially Owned	Percent of Class (3)	Total Shares Beneficially Owned	Voting Percentage for all Classes (fully-diluted)(1)
Micah Anderson(2)	28,238,193	9.25%	42,882,584	8.91%

Kevin Wilson(2)	1,365,778	0.45%	9,219,990	1.92%

Emily Heitman(2)	8,023,571	2.63%	14,457,435	3.00%

Andrew Glashow(2)	Nil	0.00%	348,800	0.07%

Robert J. Mendola, Jr.(2)	1,260,368	0.41%	1,952,584	0.41%

Mindset Entities(4)	33,935,689	11.11%	63,501,001	13.19%

All Directors/Director nominees, executive officers and owners of 5% or more of the Company’s stock as a group (5 persons)	72,823,599	23.85%	132,362,394	27.50%

(1)	Based on 481,361,326 fully diluted votes as of June 16, 2026.

(2)	Denotes an Officer or Director of the Company.

(3)	Based on 305,353,006 outstanding common shares as of June 16, 2026

(4)	Mindset entities include the following: 769,327 common shares held by Aaron & Valeries Edelheit; 20,054,412 common shares held by Mindset Leef LLC; 7,235,325 common shares held by Mindset Value Fund LP; 5,876,625 common shares held by Mindset Value Wellness Fund LP

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DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock. We are incorporated in the British Columbia. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles, a copy of which has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part, and to the applicable provisions of Canadian law.

Authorized Capital Stock

We are authorized to issue up to unlimited number common shares, without par value, and unlimited number of shares of preferred stock, without par value. As of the date of this prospectus, we have 305,353,006 common shares outstanding and 11,204,376 shares of preferred stock outstanding.

Common Stock

The following summarizes the rights of holders of our common stock:

●each holder of common stock is entitled to one vote per share on all matters to be voted upon generally by the stockholders;

●subject to preferences that may apply to shares of preferred stock that may be issued and outstanding, the holders of common stock are entitled to receive lawful dividends as may be declared by our board of directors;

●upon our liquidation, dissolution or winding up, the holders of our common shares are entitled to receive a pro rata portion of all of our assets remaining for distribution after satisfaction of all its liabilities and the payment of any liquidation preference of any then outstanding preferred stock;

●there is no redemption or sinking fund provisions applicable to our common stock; and

●there are no preemptive or conversion rights applicable to our common stock.

Preferred Stock

Our board of directors is authorized, without further action by our shareholders, to issue from time to time, in one or more series, any or all of our authorized but unissued preferred shares with such dividend, redemption, conversion, exchange, voting and other rights, preferences and restrictions as the board may designate at the time of issuance. The board has designated one such series to date — the Series A-1 Preferred Stock, designated as “Preferred Shares – Series 1” and described below.

The issuance of additional series of preferred stock with rights senior to those of our common stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of the holders of our common stock or delaying, deferring or preventing a change in control of the Company.

Series A-1 Preferred Stock

On March 18, 2026, our board of directors authorized the creation of our Series A-1 Preferred Stock, with special rights and restrictions set forth in Article 26.4 of our articles, which became effective upon filing with the British Columbia Registrar of Companies on April 8, 2026 (the “Initial Issue Date”). The Series A-1 Preferred Stock was issued in a private placement that closed on March 12, 2026 (subject to subsequent acceptance of subscriptions through the Initial Issue Date) for aggregate gross proceeds of approximately USD $3.1 million (approximately CAD $4.1 million at then-prevailing exchange rates), as one of two concurrent tranches of a financing arrangement led by Mindset Capital LLC that raised aggregate gross proceeds of approximately USD $4.5 million.

As of the date of this prospectus, 11,204,376 Series A-1 Preferred Shares are issued and outstanding. The Series A-1 Preferred Shares were issued in reliance on the registration exemption provided by Rule 506(b) of Regulation D under the Securities Act and corresponding Canadian prospectus exemptions, and constitute “restricted securities” within the meaning of Rule 144(a)(3). No shares of Series A-1 Preferred Stock and none of the common shares issuable upon conversion of the Series A-1 Preferred Stock are being registered for resale under this prospectus. The holders of the Series A-1 Preferred Stock have no contractual right to require the Company to register their shares (or the underlying common shares) under the Securities Act.

Subsequent to March 31, 2026, the Company issued an additional 357,553 Series A-1 Preferred Shares on May 15, 2026 for gross proceeds of $100,000, and issued 120,244 Series A-1 Preferred Shares in payment of paid-in-kind dividends. As a result, 11,204,376 Series A-1 Preferred Shares were issued and outstanding as of the date of this prospectus.

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The principal terms of the Series A-1 Preferred Stock are summarized below. All references to “dollars” or “$” in this summary, when describing Series A-1 terms, are to Canadian dollars unless otherwise indicated.

Issue Price / Liquidation Value. The issue price was CAD $0.38 per share. The initial “Liquidation Value” is CAD $0.38 per share, subject to proportional adjustment for stock splits, consolidations and stock dividends of the Series A-1 Preferred Stock.

Dividends. Each Series A-1 Preferred Share accrues cumulative dividends at the rate of 15% per annum on its Liquidation Value, accrued from the date of issuance and payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year. Two-thirds of each dividend (representing 10% per annum on the Liquidation Value) is payable in cash, and one-third (representing 5% per annum) is payable in kind in additional Series A-1 Preferred Shares (“PIK Dividends”), valued at the then-current Liquidation Value. The Company may, on one or more occasions, defer the cash portion of any dividend to the next succeeding dividend payment date; however, if a cash dividend is deferred by more than 45 days, the full 15% per annum rate (rather than 10% per annum) becomes payable in cash. No dividends or other distributions may be paid on the common stock unless and until all accrued and unpaid dividends on the Series A-1 Preferred Stock have been paid.

Liquidation Preference. In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company for the purpose of winding-up, the holders of Series A-1 Preferred Shares are entitled, prior to and in preference to the holders of common shares and any other class of shares ranking junior to or pari passu with the common shares in respect of return of capital, to receive the Liquidation Value for each Series A-1 Preferred Share held. Holders of Series A-1 Preferred Shares are not entitled to participate in any further distribution of assets to the common shareholders after the Liquidation Value has been paid.

Voting. Holders of Series A-1 Preferred Shares are not entitled to receive notice of, attend, or vote at, any meeting of the holders of common shares of the Company, except where otherwise required by applicable law. Each Series A-1 Preferred Share is entitled to one vote at meetings of the Series A-1 holders voting as a separate class.

Optional Conversion. Each Series A-1 Preferred Share is convertible at the holder’s option, at any time, into a number of common shares equal to the Liquidation Value divided by the Conversion Price then in effect. The initial Conversion Price is CAD $0.38, so that each Series A-1 Preferred Share is initially convertible into one common share. The Conversion Price is subject to customary structural anti-dilution adjustments for stock splits, consolidations, stock dividends and similar reorganizations of the common stock. The Series A-1 Preferred Stock does not have weighted-average or full-ratchet anti-dilution protection in respect of below-market issuances of common stock.

Mandatory Conversion. Following the date that is 18 months after the Initial Issue Date (October 8, 2027) (the “Trigger Date”), the Company may, at its option, cause all outstanding Series A-1 Preferred Shares to be converted into common shares at the Conversion Price then in effect upon either of the following events: (i) the announcement of a Change of Control (defined in our articles as the acquisition by any person or group of beneficial ownership of 50% or more of the Company’s voting securities, or 50% or more of the Company’s consolidated assets); or (ii) the 20-trading-day volume-weighted average trading price of the common shares equaling or exceeding CAD $0.70 (the “Trigger Price”). The Trigger Price is subject to structural adjustment for stock splits, consolidations and stock dividends.

Redemption. The Series A-1 Preferred Stock is not redeemable, either at the option of the Company or the option of the holder.

Currency / Functional Currency. The Issue Price, Liquidation Value, Conversion Price and Trigger Price are denominated in Canadian dollars, while the Company’s functional currency is the U.S. dollar. As a result, the conversion feature of the Series A-1 Preferred Stock has been determined to constitute a derivative liability under ASC 815, and the related fair value is reported as a derivative liability on our balance sheet, with changes in fair value recognized in earnings. See Note 10 – Derivative Liabilities to our consolidated financial statements.

Listing. The Series A-1 Preferred Stock is not listed on the Canadian Securities Exchange, the OTC Markets or any other securities exchange or quotation system, and we do not intend to apply for any such listing. The common shares issuable upon conversion of the Series A-1 Preferred Stock will rank pari passu with the existing common shares and, upon issuance, will trade on the Canadian Securities Exchange under the symbol “LEEF” and be quoted on the OTCQB under the symbol “LEEEF.”

Trading

Our common stock is quoted on the OTC under the symbol “LEEEF” and on the CSE under the symbol “LEEF”.

Transfer Agent

Olympia Trust Company serves as transfer agent and registrar for our common stock.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non- U.S. Holder’s particular circumstance, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

● U.S. expatriates and former citizens or long-term residents of the U.S.

● persons subject to the alternative minimum tax;

● persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

● banks, insurance companies and other financial institutions;

● brokers, dealers or traders in securities;

● “controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

● partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

● tax-exempt organizations or governmental organizations;

● persons deemed to sell our common stock under the constructive sale provisions of the Code;

● persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

● tax-qualified retirement plans;

● “qualified foreign pension funds” and entities all of the interests of which are held by qualified foreign pension funds; and

● persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

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Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●an individual who is a citizen or resident of the U.S.;

●a corporation or entity treated as a corporation that is created or organized under the laws of the U.S., any state thereof, or the District of Columbia;

●an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. However, if we make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussions below on effectively connected income, backup withholding and the Foreign Account Tax Compliance Act, or FATCA, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S..

Any such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also generally will be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussions below regarding backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

●the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the U.S. to which such gain is attributable).

●the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

●our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

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Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also generally will be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain, as adjusted for certain items.

Gain described in the third bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we are a USRPHC and either our common stock is not regularly traded on an established securities market or a Non-U.S. Holder holds more than 5% of our common stock, actually or constructively, during the applicable testing period, such Non-U.S. Holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the holder either certifies its non-U.S. status by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the U.S. generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS also may be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

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Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertakes to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies currently to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2021, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

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SELLING SECURITY HOLDERS

This prospectus covers the sale by the selling security holders of up to 81,555,686 common shares.

The exercise price of our common stock issuable upon exercise of the Purchase Warrants will be subject to adjustment in the event of any stock dividends and splits, reverse stock split, recapitalization, reorganization or similar transaction, as described therein.

Although we have not entered into any registration rights agreement or granted any registration rights in connection with the issuance and sale of the units in the private placement, we have elected to register for resale the common shares issued in the private placement and the common shares issuable upon exercise of the Purchase Warrants.

Selling Security Holder Table

This prospectus covers the sale by the selling security holders of up to an aggregate of 81,555,686 shares. We are registering the common shares in order to permit the selling security holders to offer the shares for resale from time to time. Except as described in the footnotes to the table below, the selling security holders have not had any material relationship with us within the past three years. Robert J. Mendola, Jr. is a member of our board of directors and served as the stockholders’ representative in our April 2026 acquisition of Standard Holdings, Inc. The Mindset entities (Mindset LEEF LLC, Mindset Value Fund LP and Mindset Value Wellness Fund LP) are beneficial owners of 5% or more of our common stock and are therefore affiliates of the Company. None of the selling security holders is a broker-dealer or an affiliate of a broker-dealer.

The table below lists the selling security holders and other information regarding the beneficial ownership of the common shares held by each of the selling security holders. The second column lists the number of common shares beneficially owned by the selling security holders, based on their respective ownership of shares of common stock as of June 16, 2026.

The third column lists the common shares being offered by this prospectus by the selling security holders. The selling security holders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

The fourth column assumes the sale of all of the common shares offered by the selling security holders under this prospectus.

Except as disclosed in the footnotes to the table below, each of the selling security holders has represented to us that it is not a broker-dealer, or affiliated with or associated with a broker-dealer, registered with the SEC or designated as a member of the Financial Industry Regulatory Authority. The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the selling security holders listed below.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all common shares shown as beneficially owned by them. Except as indicated by footnote, all common shares underlying derivative securities, if any, that are currently exercisable or convertible or are scheduled to become exercisable or convertible for or into common shares within 60 days after the date of the table are deemed to be outstanding for the purpose of calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group.

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Name of	Common Shares Beneficially Owned Prior to	Maximum Number of Common Shares to be Sold Pursuant to this	Common Shares Beneficially Owned After Offering (1)
Beneficial Owner	Offering	Prospectus	Number	Percentage
1913 VENTURES INC	422,417	422,417	422,417	*
AARON M EDELHEIT & VALERIE B EDELHEIT TRUSTEES OF THE EDELHEIT FAMILY REVOCABLE TRUST DATED JANUARY 13, 2016	632,327	632,327	632,327	*
ALEX WALTERSPIEL (4)	1,086,960	1,086,960	1,086,960	*
AZIZ NASHAT	300,000	300,000	300,000	*
Benjamin Burack	657,024	657,024	657,024	*
David Cohen	643,045	643,045	643,045	*
David Cygielman	128,609	128,609	128,609	*
Doug Brien	385,827	385,827	385,827	*
Elite Capital Ventures LLC (4)	459,917	459,917	459,917	*
F3-LA LLC	1,028,872	1,028,872	1,028,872	*
Glenn Stewart	128,609	128,609	128,609	*
JACQUELYN VUONG (4)	543,480	543,480	543,480	*
Jarrod Rifkind	154,331	154,331	154,331	*
Jeff Hoffman	385,827	385,827	385,827	*
JOHN SCOTT ANDREWS	36,000	36,000	36,000	*
JYWC LLC	180,053	180,053	180,053	*
Kevin Wang (4)	543,480	543,480	543,480	*
Lev Berkovich	205,774	205,774	205,774	*
LUKE MEDHUS (4)	543,480	543,480	543,480	*
Marshall Yount	1,286,090	1,286,090	1,286,090	*
MATT GROVES	300,000	300,000	300,000	*
Mindset LEEF LLC (3)(4)	40,108,824	40,108,824	40,108,824	12.33%
Mindset Value Fund LP (3)(4)	12,670,125	12,670,125	12,670,125	4.08%
MINDSET VALUE WELLNESS FUND LP (3)(4)	9,952,725	9,952,725	9,952,725	3.22%
Naka Strategy Inc.	552,200	552,200	552,200	*
Noah Farb (4)	525,619	525,619	525,619	*
QUATRE HOLDINGS LLC	1,040,497	1,040,497	1,040,497	*
RICHARD CHERN (4)	163,044	163,044	163,044	*
Robert J. Mendola, Jr. (2)	1,260,368	1,260,368	1,260,368	*
RUTH H. ISENSTADT (4)	543,480	543,480	543,480	*
SAXON BOUCHER	33,333	33,333	33,333	*
STEFFEN ANDERSEN	333,657	333,657	333,657	*
STONEGATE VENTURES, LLC	388,813	388,813	388,813	*
TAR, LLC	2,572,179	2,572,179	2,572,179	*
TAYLOR PARTHEMER (4)	1,358,700	1,358,700	1,358,700	*
Total	81,555,686	81,555,686	81,555,686	24.14%

(*)Indicates beneficial ownership of less than 1%.

(1)Assumes all shares being offered under this prospectus are not immediately sold. Applicable percentage ownership is based on 305,353,006 common shares outstanding as of June 16, 2026. Common shares issuable upon exercise of Purchase Warrants held by a selling security holder that are exercisable within 60 days are deemed outstanding for computing the percentage ownership of that holder, but are not deemed outstanding for computing the percentage ownership of any other holder. The aggregate percentage shown for all selling security holders as a group is based on 337,857,150 common shares, consisting of the 305,353,006 common shares outstanding plus the 32,504,144 common shares issuable upon exercise of all Purchase Warrants.

(2) Mr. Mendola is a member of our board of directors.

(3) Mindset LEEF LLC, Mindset Value Wellness Fund LP and Mindset Value Fund LP (collectively, the “Mindset Entities”) are each beneficial owners of more than 5% of our common stock and therefore affiliates of the Company, and may be deemed to be under common control.

(4) Includes common shares issued upon exercise of Purchase Warrants.

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PLAN OF DISTRIBUTION

We are registering the common shares to permit the resale of these shares by the selling security holders after the date of this prospectus. We will not receive any proceeds from the sale of the shares by the selling security holders. We will bear all fees and expenses incident to our obligation to register the common shares.

The selling security holders may sell all or a portion of the common shares beneficially owned by them and offered hereby from time to time directly to purchasers or through agents designated from time to time. In connection with the sales, the selling security holders may enter into agreements with broker-dealers or agents who may receive commissions or fees from the selling security holders or the purchasers of the shares.

The common shares may be sold by the selling security holders using one or more of the following methods:

-Direct Sales: Sales made directly to purchasers without the involvement of underwriters or agents.

-Brokered Transactions: Sales effected through agents who solicit or receive offers to purchase the shares.

Under the securities laws of certain states, the common shares may be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

We have advised the selling security holders that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to their sales of shares in the market. We have agreed to use commercially reasonable efforts to keep the registration statement of which this prospectus is a part effective during the period the selling security holders are offering and selling the shares covered by this prospectus.

There can be no assurance that any selling security holder will sell any or all of the common shares registered pursuant to the registration statement.

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LEGAL MATTERS

The validity of the common shares offered by this prospectus will be passed upon for us by Bennett Jones LLP in Vancouver, British Columbia, Canada.

EXPERTS

The financial statements included in this prospectus and the registration statement have been audited by M&K CPAS, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement which report expresses an unqualified opinion on the financial statements. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of the registration statement on Form S-1 filed with the SEC, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Accordingly, we refer you to the registration statement, including the exhibits and schedules thereto, for further information about us and the common shares to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC’s internet website at www.sec.gov.

We registered our common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the ‘Exchange Act’), pursuant to a registration statement on Form 10, which became effective on March 25, 2026. As a result, we are subject to the informational and reporting requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You will be able to inspect and copy these periodic reports, proxy and information statements and other information at the addresses set forth above. In addition, you will be able to request a copy of any of our periodic reports filed with the SEC at no cost, by writing or telephoning us at the following address:

Investor Relations

Leef Brands, Inc.

Suite 2500 Park Place

666 Burrard Street

Vancouver, BC V6C 2X8

Canada

(416) 797-6455

We also currently intend to maintain an internet website at https://www.leefbrands.com following the completion of this offering. Information contained on or accessible through our website is not part of this prospectus.

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